As filed with the Securities and Exchange Commission on February 8, 2001 Registration No. 333-50200



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM SB-2
                             REGISTRATION STATEMENT
                                 Amendment No. 4


                        UNDER THE SECURITIES ACT OF 1933

                              PRIME COMPANIES, INC.
                 (Name of Small Business Issuer in Its Charter)


         Delaware                          4812                   52-2031531
         --------                          -----                  -----------
(State or Other Jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)     Identification
                                                                    Number)


                                409 Center Street
                           Yuba City, California 95991
                                 (530) 755-3580
            --------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


                    Norbert J. Lima, Chief Executive Officer
                              Prime Companies, Inc.
                                409 Center Street
                           Yuba City, California 95991
                                 (530) 755-3580
                ------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                              Irving Pfeffer, Esq.
                             Pfeffer & Williams, PC
                        155 Montgomery Street, Suite 609
                             San Francisco, CA 94104
                                 (415) 296-7272
                           (415) 296-8780 - Facsimile

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
|-| _______________

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |x|

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


                         CALCULATION OF REGISTRATION FEE


                                                             Proposed
                                                             Maximum             Proposed
                                                             Offering            Maximum
Title of Each Class of          Amount to be    Price Per    Aggregate           Amount of
Securities to be Registered     Registered      Unit         Offering Price      Registration Fee
--------------------------------------------------------------------------------------------------


Common stock                    23,903,982     $0.375(1)     $ 8,963,993(1)     $     2,492
Common stock(2)                  1,521,000     $0.531(2)     $   807,651        $       225
                               -----------     ---------     -------------      ------------
     Total Registration Fee     25,424,982                   $ 9,771,644        $     2,717(3)
                               ===========                   =============



(1) Based upon the closing price of Prime Companies, Inc. common stock as reported on the OTC Bulletin Board on November 17, 2000, pursuant to Rule
     457(c) of the Securities Act of 1933.


(2) Issuable upon the exercise of a warrant issued to Swartz on September 8, 2000. The initial exercise price of the warrants is $0.531 per share.


(3) The Registration Fee was paid with the original Form SB-2 registration filing on November 17, 2000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                       Prime Companies, Inc. Common Stock

                        25,424,982 shares of common stock
                        ---------------------------------

         This prospectus relates to the resale by the selling stockholders of up to 8,903,982 shares of common stock and the resale of up to 16,521,000 shares of common stock by Swartz Private Equity LLC.

     Of   the shares offered,

o 7,403,982 shares are presently outstanding and are being sold by current shareholders

o 1,500,000 shares are pending issuance per an agreement to acquire New Wave Networks LLC and are being sold by the shareholders of New Wave Networks LLC


o 1,521,000 shares are under a warrant issued to Swartz Private Equity LLC on September 8, 2000. The offering of these shares is an indirect primary offering by Prime, and Swartz Private Equity LLC is the underwriter of these shares. We will receive the proceeds from the sale of the shares to Swartz.


o up to 15,000,000 shares are under the agreement entered into with Swartz on October 3, 2000. The offering of these shares is an indirect primary offering by Prime, and Swartz Private Equity LLC is the underwriter of these shares. We will receive the proceeds from the sale of the shares to Swartz.


         We will receive no proceeds from the sale of the shares by the selling stockholders, or from the sale of the shares by the shareholders of New Wave Networks LLC.



         Our common stock is quoted on the OTC Bulletin Board under the symbol PRMC. On February 2, 2001, the closing price of the common stock on the Over the Counter Bulletin Board was $0.375 per share.


         Investing in the common stock involves a high degree of risk. You should invest in the common stock only if you can afford to lose your entire investment. See "Risk Factors" beginning on page 9 of this prospectus.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                The date of this prospectus is February 8, 2001

      The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.



                      Table of Contents



                                                       Page

     ------------------------------------------------- -----

     Prospectus Summary                                   5
     ------------------------------------------------- -----
     Summary Financial Data                               7
     ------------------------------------------------- -----
     Risk Factors                                         7
     ------------------------------------------------- -----
     Dividend Policy                                      8
     ------------------------------------------------- -----
     Selling Shareholders                                12
     ------------------------------------------------- -----
     Plan of Distribution                                15
     ------------------------------------------------- -----
     Legal Matters                                       16
     ------------------------------------------------- -----
     Management                                          16
     ------------------------------------------------- -----
     Principal Shareholders                              18
     ------------------------------------------------- -----
     Experts                                             20
     ------------------------------------------------- -----
     Where You Can Find More Information                 20
     ------------------------------------------------- -----
     Business                                            22
     ------------------------------------------------- -----
     Investment Agreement                                27
     ------------------------------------------------- -----
     Financial Condition and Results of Operations       29
     ------------------------------------------------- -----
     Executive Compensation                              35
     ------------------------------------------------- -----
     Index to Financial Statements                      F-1
     ------------------------------------------------- -----

                               Prospectus Summary
                               ------------------



     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section.



Our Business


Prime was formed by merging Worldnet Tel.com Inc., a non-public operating company, into a non-operating public shell, Prime Companies, Inc. effective August 11, 1999. Our principal executive offices are located at 409 Center Street, Yuba City, CA 95991 and our telephone number is (530) 755-3580.

We operate as Prime Companies, Inc. , a holding company, with three wholly owned operating subsidiaries. A commercial telephone and consumer pager business served as the basis for entry into the telecommunications industry. Local multipoint distribution service is now Prime's primary focus and will serve as our core business. This is a new type of wireless technology, designed for the mass subscriber marketplace. This is a method of distributing TV signals to households in a local community and uses either broadcast microwave or FM signals to contact local dishes, typically installed on the top of apartment buildings. The received signal is then distributed through the building's central wiring system.

Prime currently provides telecommunications services to both commercial and consumer customers and maintains a significant presence in the California market. Current revenue generating services offered include: prepaid residential and long distance service, business telephone interconnect services, wireless digital subscriber line services, local multipoint distribution services, paging, and voicemail services.

Prime operates as a local exchange carrier in California, Pennsylvania and New York State. This status allows Prime to take advantage of the provisions of the Telecommunications Act of 1996, which ordered the regional Bell operating companies to allow local exchange carriers access to their networks at wholesale prices.



Prime has a limited operating history, significant losses, and substantial future capital requirements. Prime also has an expectation of continued significant losses.


Key Facts

Total shares outstanding prior to the offerings      26,717,296(1)

Shares being offered for resale to  the public       25,424,982(2)

Total shares outstanding after the offering          43,217,296(3)

Price per share to the public                        Market price at time of resale.

Total proceeds raised by offering                    None; however, we have received proceeds from the  sale of shares that are presently outstanding, we may receive up to
                                                     $30 million from the sale of shares to  Swartz, and we may receive up to $807,651 from the sale to Swartz of shares
                                                     issuable upon the exercise of a warrant
                                                     issued to Swartz pursuant to the investment  and
                                                     we may receive additional amounts upon the sale of  shares through the exercise of purchase warrants to be periodically issued to Swartz  pursuant to the investment.


Use of proceeds from the sale of                     We plan to use the proceeds for working capital,
the shares to Swartz                                 general corporate purposes, and the purchase of 100% of the outstanding units of New Wave Networks, LLC.


OTC NASDAQ Bulletin Board Symbol                     PRMC



(1)  Balance outstanding as of September 30, 2000.

(2)  Includes


     (i) up to 13,636,364 shares that may be issued to Swartz pursuant to the investment,

     (ii) up to 1,363,636 shares underlying warrants that we may issue to Swartz in the future pursuant to the investment.


(3) Includes up to 15,000,000 shares that may be issued to Swartz pursuant to the investment, and 1,500,000 shares which may be issued per an agreement to acquire New Wave Networks LLC.

                       Summary Consolidated Financial Data
                       -----------------------------------

     The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.



                                         Year Ended December 31,       Nine Months Ended September 30,
                                     -------------------------------    ----------------------------
                                        1998                1999           1999             2000
                                        ----                ----           ----             ----

Revenue .........................    $    209,823      $    441,663    $    199,860   $    373,563
Operating Expenses ..............         264,168         1,191,218         271,085      1,529,684
Net loss from operations ........         (54,345)         (749,555)        (71,225)    (1,156,121)
Net Loss ........................         (69,141)         (953,944)       (103,083)    (4,200,197)
Net (loss) per common share .....    $       (.02)     $       (.06)   $       (.01)  $       (.14)
Weighted average number of common
     shares outstanding .........       4,500,000        16,680,764      14,500,000     29,112,248




                                                At December 31,                  At September 30,
                                         ----------------------------      ---------------------------

                                            1998             1999              1999           2000
                                            ----             ----              ----           ----
Balance Sheet Data:

Working capital (deficit)............. $    (7,542)     $   (61,836)      $  (196,870)    $   358,341
Total assets .........................      93,532        1,661,429         4,464,553       1,880,223
Total long term debt .................      25,500        1,240,216           932,194             -0-
Shareholders' equity (deficit) ....... $    33,042      $  (613,683)      $    25,624     $ 1,051,234



RISK FACTORS
------------

Offering Risk Factors


Prime has a Limited Operating History. If Prime does not successfully build, install, and implement its telecommunication systems, it will incur continued losses, and may not be able to remain in business. Prime has generated a cumulative net loss of $5,334,909 for the period from its inception through September 30, 2000. The ultimate success of Prime will, among other things, depend on its ability to build, install and implement the telecommunication systems necessary to provide high speed telecommunications services. The likelihood of the success of Prime must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of a new business enterprise, the competitive environment in which Prime operates, and the frequently encountered delays in the delivery of infrastructure equipment by telecom equipment manufacturers. In 2000, Prime experienced late delivery of ordered equipment, and also non delivery of key components due to the lack of coordinated customer service and support by a vendor. If any required key component is not received by Prime, a telecommunications system cannot be commercially launched.
Prime's revenues will be derived primarily from customer fees that are contingent upon certain transactions (i.e. financings, system build-outs, sales, acquisitions, etc.) being successfully consummated by Prime.

The Telecommunications Industry is Highly Competitive. Prime competes with several entities for a share of the market, some of which have more financial resources and experience than Prime which enable them to better withstand the impact of risks associated with a highly competitive industry. The telecommunications industry is highly competitive. There are a number of corporations offering competing technologies and services in Prime's target areas.

Prime has Limited Working Capital. Prime may seek additional financing in the future from outside sources, either through additional equity offerings in Prime or by borrowing. There is no assurance that such financing will be available to Prime in the future, and if available, that it will be at terms acceptable to Prime. Such financing may be sought to complete the build-out of Prime's telecommunications systems, expand upon the newly built and operating systems, or for the marketing of the telecommunications services provided by Prime's systems. Moreover, Prime may have to forfeit some interest in its future revenues or dilute the equity interest of its shareholders in order to obtain any such additional financing. If such additional financing is required but not available, Prime may lose its market share of customers in the territories in which it has built its systems. The ability of Prime to obtain additional financing may be dependent on factors over which Prime has no control, such as the general condition of the financial markets, and the financial condition of the larger telecommunications companies at the time that Prime may seek such additional financing. In 2000, Prime sought lease financing for its telecommunications infrastructure equipment from various leasing companies and leasing brokers. Due to Prime's lack of profitable operating history and the lack of positive operating cash flow, it was unable to obtain lease financing.

Prime is Dependent on Key Personnel. The loss of any of Prime's key personnel or the failure to attract and retain necessary new employees could have an adverse effect on Prime's business operations. Prime's success is highly dependent upon the skills of a limited number of key management personnel. To reach its business objectives, Prime will need to hire and retain qualified personnel in the areas of installation and maintenance of telecommunications systems and marketing. Prime may not be able to hire or retain such personnel.. Another factor is that the secondary and tertiary markets in which Prime is building its telecommunications systems are generally, in the opinion of the technically educated and experienced pool of potential employees, not as desirable communities in which to reside as the primary markets and the high tech areas of the United States.

Prime is dependent on its vendors to deliver infrastructure equipment and services at agreed upon delivery dates. If a vendor does not deliver equipment to Prime after accepting Prime's purchase orders, Prime cannot construct its telecommunications systems and meet its new customers' expected activation dates. This in turn would create negative feelings toward Prime within the local community.

Prime has a History of Losses and a Limited Operating History. If Prime does not successfully build its telecommunication systems and market its services to customers, it will incur continued losses, and may not be able to remain in business. Prime has generated a cumulative net loss of $5,334,909 for the period from its inception through September 30, 2000. In order to establish profitable operations, Prime must successfully market its systems and keep its expenditures in line with moderate revenues. Prime is subject to a number of risks including its ability to successfully market, distribute and sell its product, intense competition, and its reliance on a set of FCC licenses authorizing local multipoint distribution services within licensed service areas.
The market price of Prime's common stock has been highly volatile and is likely to continue to be so. The stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies Prime's float (shares available for trading by the public) has been very thin, and the lack of substantial trading volume tends to increase the volatility of Prime's stock price. Factors such as Prime's ability to increase revenues, variations in Prime's financial results, and its ability to obtain needed financing, announcements of technological innovations or new products by Prime or its competition, comments by securities analysts, adverse regulatory actions or decisions, any loss of key management, results of Prime's operations or those of its competition, and changing governmental regulations may have a significant impact on the market price of Prime's common stock.

Arbitrary Pricing of the Shares. Investors who purchase shares will incur an immediate dilution of their investment insofar as it relates to their shares relative to the resulting book value of Prime after the offering. The offering price for the Shares was arbitrarily determined by Prime and bears no relationship to Prime's assets, earnings, book value, or any other generally accepted criteria of value.

In the event that Prime elects to issue additional shares of common stock or other securities in connection with any future financings, investors in this offering could experience dilution of their ownership interest in Prime. Prime's expansion and growth strategy may involve acquisitions of companies whereby some or all of the consideration may be Common Stock or other equity securities of Prime. Accordingly, in the event Prime engages in an aggressive acquisition strategy involving a significant number of companies, the investors in this offering will experience significant dilution of their ownership interest in Prime.

Prime will have Broad Discretion in the Use of Proceeds. If Prime does not utilize the funds received from this offering to build its telecommunication systems and market its services to customers, it will incur continued losses, dilute the existing shareholders interest in Prime, and may not be able to remain in business. See "Use of Proceeds."

Dividend Policy
---------------

Prime does Not Intend to Declare Dividends. The payment of future dividends on the common stock and the rate of such dividends, if any, will be determined by our Board of Directors in light of our earnings, financial condition, capital requirements and other factors.We have not paid any dividends on our common stock during the past two years. We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not anticipate paying any cash dividends to our shareholders in the foreseeable future.

Penny Stock Rules
-----------------

Our Stock is Subject to the Penny Stock Rules. "Pursuant to Securities and Exchange Act of 1934, the Common Stock of Prime Companies, Inc. is classified as a penny stock, which means that it is subject to restrictions with respect to its marketability. SEC rule 15G-9 establishes certain sales practice requirements for such stock and, in particular, prior to a transaction:

         The broker or dealer must have approved a prospective customer's account for transactions in penny stocks in accordance with the procedure under the SEC rules and the broker or dealer must have received from the customer a written agreement to the transaction setting forth the identity and quantity of the designated security to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain from the person information concerning the person's financial situation, investment experience, and investment objectives. The broker or dealer must reasonably determine that transactions in designated securities are suitable for the person and that the person or the person's independent advisor in these transactions has sufficient knowledge and experience in financial matters such that the person or the person's independent advisor in theses transactions reasonably may be expected to be capable of evaluating the risks of transactions in designated securities.

         The broker or dealer must deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by the rules stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security unless the broker or dealer has received, prior to the transaction, a written agreement to a transaction from the person and stating in a highlighted format immediately preceding the customer's signature line that: (a) the broker or dealer is required by this section to provide the person with a written statement; and (b) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, or investment objectives; and obtain from the person a manually signed and dated copy of the written statement required by the rules.

         As a practical matter, the only customers eligible to purchase penny stocks are persons for whom the broker or dealer carries an account and who in such account have effected a securities transaction or made a deposit of funds or securities more than one year previously; or have made three purchases of penny stocks that occurred on separate days and involved different issuers.


Industry Risk Factors

Dependence On Network Infrastructure; Establishment and Maintenance of Relationships; Capacity; Risk of System Failure; Requisite Agreements may not be able to be Obtained on Satisfactory Terms and Conditions. Prime's success will depend upon its ability to implement and subsequently continue to expand a network infrastructure and support services in order to supply sufficient geographic reach, capacity, reliability and security at an acceptable cost. The development and expansion of Prime's network will require that it enter into agreements, on acceptable terms and conditions, with the various providers of infrastructure capacity and equipment and support services. These are referred to as peering relationships.

The expansion and adaptation of Prime's network infrastructure will also require substantial financial operational and managerial resources. Prime may not be able to expand or adapt the network infrastructure it intends to develop to meet the industry's evolving standards or its customers' growing demands and changing requirements on a timely basis, at a commercially reasonable cost, or at all. Prime may not be able to deploy successfully any expanded and adapted network infrastructure. Failure to maintain peering relationships or establish new ones, if necessary, would cause Prime to incur additional operating expenditures which would have a material adverse effect on Prime's business, financial condition and results of operations.

Prime is Dependent on Telecommunications Carriers and Other Suppliers. Prime's suppliers and telecommunications carriers also sell or lease services and products to Prime's competitors, and some of these carriers are, and in the future others may become, competitors of Prime. Prime's suppliers and telecommunications carriers may enter into exclusive arrangements with Prime's competitors or otherwise stop selling or leasing their services or products to Prime, which could have a material adverse effect on Prime. Prime is currently the largest customer of Alcatel for their local multipoint distribution service equipment in the United States. In January 2000, Prime entered into a supply agreement with Adaptive Broadband Corporation for wireless broadband infrastructure equipment for the year 2001.

The Telecommunications Industry Experiences Rapid Technological Change. Any failure on the part of Prime to use new technologies effectively, to develop its technical expertise and new services or to enhance existing services on a timely basis, either internally or through arrangements with third parties, could have a material adverse effect on Prime. The market for Prime's services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. Prime's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to enhance its existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis and obtain market acceptance.


Limited Public Market for Prime Shares. Investors should be aware that there is a limited market for the shares. Accordingly, it may be difficult to resell the shares.



Market and Financial Forecasts. Prime has prepared certain forecasts for use by management. The conclusions contained in the forecasts may not be attained in the actual operation of Prime. Actual results of operations may differ significantly based on certain assumptions concerning facts and events over which Prime may have no control, including the ability through marketing and management to obtain the projected revenue levels. Therefore the operating results forecast may not be achieved, and the assumptions on which the forecasts are based may not be realized.

The Shares offered hereby are speculative, involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. In making an investment decision, each prospective investor should carefully consider the following risk factors inherent in and affecting the business of Prime and this offering in addition to the other information contained elsewhere in this prospectus. When used in this Memorandum the words or phrases "will likely result," "are expected to," "will continue, "is anticipated," "estimate," "project," "believe" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Reform Act of 1993. Offerees should be aware that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Various risks and uncertainties, including, without limitation, regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect Prime's financial performance and could cause Prime's actual results for future periods to differ materially from those anticipated or projected. The risks highlighted herein should not be assumed to be the only things that could affect future performance of Prime.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
--------------------------------------------------------------------------------

Certain statements made herein or elsewhere by, or on behalf of, Prime that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions about future events and are therefore inherently uncertain.

Prime cautions readers that the following important factors, among others, could affect Prime's consolidated results:

          1. Whether acquired businesses perform at levels used by management in the valuation process and whether, and the rate at which, management is able to increase the profitability of acquired businesses.

          2.   The   ability   of  Prime  to  manage  its  growth  in  terms  of
               implementing internal controls and information gathering systems, and retaining or attracting key personnel, among other things.

          3. The amount and rate of growth in Prime's corporate general and administrative expenses.

          4. Changes in interest rates, which can increase or decrease the amount Prime pays on borrowings.

          5.   Changes  in  government  regulation,   including  tax  rates  and
               structures.

          6. Changes in accounting policies and practices adopted voluntarily or required to be adopted by generally accepted accounting principles.

Prime cautions readers that it assumes no obligation to update or publicly release any revisions to forward-looking statements made herein or any other forward-looking statements made by, or on behalf of, Prime.

Use of Proceeds


     We will not receive any proceeds from the sale of the shares by the selling security holders. However, we have received proceeds from the sale of shares that are presently outstanding. We will receive up to $30 million from Swartz upon Swartz's purchase of the shares from us, and we may receive additional proceeds from the sale to Swartz of shares issuable upon the exercise of warrants issued or to be issued to Swartz pursuant to the investment agreement.

     We intend to use the proceeds from the sale of the shares to Swartz and the exercise of warrants by Swartz for working capital and the purchase of 100% of the units of New Wave Networks, LLC..


     Prime has entered into a $6,500,000 supply agreement with Alcatel USA for a supply of local multipoint distribution service equipment to be installed at the various locations for which licenses have been received. We may use up to $6,000,000 of the proceeds from the sale of the shares to Swartz, and the exercise of warrants by Swartz, for capital equipment to build and install our local multipoint distribution service systems.


     Prime has entered into a $2,300,000 supply agreement with Adaptive Broadband Corporation for a supply of wireless broadband equipment. We may use up to $2,300,000 of the proceeds from the sale of the shares to Swartz, and the exercise of warrants by Swartz, for capital equipment to build and install our wireless broadband systems.


    We may use up to $600,000 of the proceeds from the sale of the shares to Swartz, and the exercise of warrants by Swartz, for the acquisition of New Wave Networks LLC.

     To the extent that we deem appropriate, we may acquire fully developed products or businesses that, in our opinion, facilitate our growth and/or enhance the market penetration or reputation of our products and services. To the extent that we identify any such opportunities, an acquisition may involve the expenditure of significant cash and/or the issuance of our capital stock.

Determination of Offering Price

         The common shares of Prime Companies, Inc. are traded on the NASDAQ OTC Bulletin Board but the trading volume has been too light to be relied upon as a fair measure of the value of the shares.

Market for Common Equity and Related Stockholder Matters

MARKET - Price Range of Common Stock


Prime's Common stock has traded on the NASDAQ OTC Bulletin Board under the symbol PRMC since May 17, 1998. The following table presents high and low prices for Prime's common stock published by the National Quotation Service, Inc. for each quarter for the years 1998 and 1999, and for the first three quarters of 2000. The quotations represent prices in the over-the-counter-market between dealers in securities and do not include retail markup, markdown or commissions and do not necessarily represent actual transactions.

         QUARTER  ENDING         HIGH       LOW
         ----------------------------------------
         June  30,  1998         3.00      3.00
         September  30, 1998     3.25      0.31
         December  31,  1998     3.50      1.00
         March  31,  1999        2.50      0.125
         June  30,  1999         0.56      0.125
         September  30,  1999    0.50      0.22
         December  31,  1999     0.50      0.25
         March  31,  2000        4.31      0.30
         June  30,  2000         2.625     1.00
         September 30, 2000      1.25      0.3125
         December 31, 2000       0.625     0.16



SHAREHOLDERS


As of October 24, 2000, the number of shareholders of record of common stock, excluding the number of objecting beneficial owners whose securities are held in street name, was approximately 1,285. The number of shareholders whose securities were held in their name was 270 on that date. The number of non-objecting beneficial owners whose securities were held in street name on that date was 1,015.




Dilution

     The net tangible book value per share before the sale of shares to Swartz is $0.0393, and after the sale of shares to Swartz upon the exercise of the commitment warrant will be $0.0658.

     The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered is $0.0265.

     The amount of the immediate dilution from the public offering price that will be absorbed by such purchasers is $0.4652 per share.


Selling Security Holders


         Attached is a list of the selling shareholders showing the amount of securities owned by each security holder before the offering, the amount to be offered for the security holder's account, and the amount (if one percent or more) of the percentage of the class to be owned by such security holder after the offering is complete.


The following table provides certain information with respect to the selling shareholders' beneficial ownership of our common stock as of September 30, 2000, and as adjusted to give effect to the sale of all of the shares offered hereby. Except for William Turley, a director of Prime, and Martin Sokolowski, a director of Prime, none of the selling shareholders currently is an affiliate of ours and none of them has had a material relationship with us during the past three years. Except for Peter Charles Restivo, Cesare J. Iore Jr., Nick Liantonio Jr., and Peter J. Sinram, none of the selling shareholders are or were affiliated with registered broker-dealers. See "Plan of Distribution." The selling shareholders possess sole voting and investment power with respect to the securities shown.

                                                                                  Number
                                             Number                              of Shares
                                            of Shares                         (& % if greater
Last Name, First Name                     Beneficially              Number        than 1%)
         Or                               Owned Before            of Shares     Owned After
    Business Name                           Offering               Offered       Offering
---------------------                      ---------              ----------    ----------
Abbondanza, Ronald                             10,000                 10,000
Acosta, Fulvio A.                              37,000                 37,000
Acosta, Joseph                                 10,000                 10,000
Ahman, Peter                                   10,000                 10,000
Al Mal Islamic Co.                          1,000,000              1,000,000
Alarakhia, Alnoor                             100,000                100,000
Alarakhia, Gulzar                              30,000                 30,000
Altman, Ed                                    110,000                110,000
Altman, Jason                                  20,000                 20,000
Angrest, Jacob                                150,000                150,000
Aye, Mg San                                    20,000                 20,000
Barnes, Jeffrey M.                             50,000                 50,000
Berkenbile, Freny                              20,000                 20,000
Bickta, Elmer F. & Marion J.                   14,000                 14,000
Brogan, Kevin                                  10,000                 10,000
Bucher, Steven C.                             100,000                100,000
Carpio, Cecilla Carbungco                      10,000                 10,000
Chartier, Shephane                             10,000                 10,000
Chu, Hua Fang                                  20,000                 20,000
Cousins, Thomas E.                             20,000                 20,000
Dahlgren, Lennart                             100,000                100,000
Daniels, Scott A.                              30,000                 30,000
Darland, William F.                            20,000                 20,000
Dhanik, Yogendra S.                            10,000                 10,000
Dixon, Michael                                 10,000                 10,000
Dress, Marian Patty                            25,000                 25,000
Dunn, Sherman                                 100,000                100,000
El-Zoghbi, Ahmed                               10,000                 10,000
Emerson, Herbert Lee                           10,000                 10,000
Fesseha, Youm & Saba Tesfaye                   10,000                 10,000
Flynn, Kevin T.                                10,000                 10,000
Gebhardt Family Trust                         875,000                875,000
Competitive Consulting Group                   40,000                 40,000
Blooston, Mordkofsky, Jackson & Dickens        20,000                 20,000
MacLellan, Douglas C.                         150,000                150,000
Gebhardt, Mike                                 40,000                 40,000
Kearny, Dave                                   30,000                 30,000
Tierny, Gordy                                  50,000                 50,000
Brown, Jim                                     90,000                 90,000
Wiese, Richard                                 90,000                 90,000
Cohen, Fred                                    15,000                 15,000
Warner, Tim                                    10,000                 10,000
Riggs, Craig                                   90,000                 90,000
Gelasio, Alfredo I.                            10,000                 10,000
Generation Capital Associates                 250,000                250,000
George, Mark R.                                10,000                 10,000
Goodman, Adam L.                              160,000                160,000
Gredgorio, Salvatore G.                        14,000                 14,000
Grenn, Kimberley & Carl Martin                 25,000                 25,000
Gruebel, Gerald W.                             10,000                 10,000
Gulzar Ventures, Inc.                          50,000                 50,000
Gupta, Monica                                 100,000                100,000
H.I.K. Inc.                                    20,000                 20,000
Ha, Thoai Van                                  20,000                 20,000
Hachim, Dean A.                                30,000                 30,000
Hamilton, Andrew                               20,000                 20,000
Ho, Tze Kin                                    50,000                 50,000
Hodel, John                                    20,000                 20,000
Honarvar, John B.                             100,000                100,000
Howe, Clarin F.                               200,000                200,000
Iori, Cesare J. Jr.                            91,142                 91,142
Ismati, Habib                                  20,000                 20,000
Jenkins, Larry D.                              10,000                 10,000
Jordan, Chester                                10,000                 10,000
Kakaraparthi, Sirharikumar                      5,000                  5,000
Kaldis, Peter                                  25,000                 25,000
Kannan, Chak D.                                20,000                 20,000
Katsampes, Peter                               20,000                 20,000
                                                                              13

Knapp, Dennis                                  20,000                 20,000
Konstatntinidis, Bill                          10,000                 10,000
Koons, Darlene                                561,111                561,111
Kovelman, Paul H.                              10,000                 10,000
Kyeremeh, Kofi                                 10,000                 10,000
La Barbera, Josephine                          10,000                 10,000
Lavemour, Annette D.                           20,000                 20,000
Lawhon, Rebecca L.                             20,000                 20,000
Lee, Frank D.                                  15,000                 15,000
Lee, James D.                                  10,000                 10,000
Lee, Johnson Y                                 40,000                 40,000
Lee, Mark J                                   100,000                100,000
Lei, Isaac                                     10,000                 10,000
Leinwand, Laurie                               10,000                 10,000
Leung, Nelson                                  45,000                 45,000
Liantonio, Nick Jr.                            91,142                 91,142
Luo, Bill Han                                  40,000                 40,000
Lwin, Nyunt                                    20,000                 20,000
Macrae, G. Stuart                              10,000                 10,000
Mandekich, Robert M.                           10,000                 10,000
Manickam, John G.                              10,000                 10,000
Mark, Arie                                    100,000                100,000
Martin, Stephen J.                             10,000                 10,000
McShane, Christopher P.                        10,000                 10,000
Meyers, David                                  10,000                 10,000
Meyyappan, Ashok K.                            12,500                 12,500
Mitchener, Jared                               10,000                 10,000
Mittelstadt, David                             50,000                 50,000
Mores, Matt M                                  22,000                 22,000
Morrone, Concetta                              40,000                 40,000
Nabera Trade,                                  20,000                 20,000
Nayak, Anne-Marie                              20,000                 20,000
Nelson, Bryan                                  20,000                 20,000
Nguyen, Bang T.                                10,000                 10,000
Ni, Daw Ni                                     10,000                 10,000
Nolley, Roy Glenn                              23,500                 23,500
Nuziale, Hugo                                  40,000                 40,000
Nyunt Lwin Retirement Trust                    40,000                 40,000
O'Shea, Scott                                  10,000                 10,000
Ornato, Joe                                    10,000                 10,000
Papadimos, Steve J.                            25,000                 25,000
Parikh, Anjan                                  10,000                 10,000
Patel, Nandu V.                                10,000                 10,000
Pavlik Investment LLC                          30,000                 30,000
Pedro, John M                                  10,000                 10,000
Peschek, Ryan                                  30,000                 30,000
Petree, Clarence R.                            10,000                 10,000
Pham, Rosalyn T.                               10,000                 10,000
Pierle, Tamy                                  600,000                600,000
Pinisetti, Kamalesh                            10,000                 10,000
Pola, Chaya                                    10,000                 10,000
Restivo, Peter Charles                         91,143                 91,143
Rispoli, Caroline                              10,000                 10,000
Roy, Ankur                                     10,000                 10,000
S & G Associates LLC                           10,000                 10,000
Salientes, Armel                               10,000                 10,000
Sambuchino, Kevin R.                           10,000                 10,000
Scarfone, Frank A. & Iris M.                  100,000                100,000
Schmitt, Elwood G.                             20,000                 20,000
Schmitt, Gerard                                20,000                 20,000
Schroeder, William H. III                      10,000                 10,000
Scott, James L                                 20,000                 20,000
Sefen, Ehab M.                                 11,000                 11,000
Setlin, Jeffrey                                50,000                 50,000
Shakouri, Jessie Lee                           15,000                 15,000
Sherman, John L.                               10,000                 10,000
Shetty, Sanjeev D.                             10,000                 10,000
Shevlin, Daniel M.                             10,000                 10,000
Shroff, Adi B.                                130,000                130,000
Shroff, Vispi                                 220,000                220,000
Sinram, Peter                                  40,000                 40,000
Sloter, Julian W.                              50,000                 50,000
Soe, Minn                                      40,000                 40,000
Sokolowski, Martin                             85,000                 85,000
Spurrell, Arthur L.                            80,000                 80,000
Stemberger, Victor J.                          20,000                 20,000
Stolz, Brian                                   10,000                 10,000
Sun Cal Finance Group, Inc.                    40,000                 40,000
                                                                              14

Sun Cal Fin Gr Inc.-Ret trust                  40,000                 40,000
Swarna, Bhaskar S.                              5,000                  5,000
Tang, Ron T.                                   80,000                 80,000
Taufer, Dana A.                                30,000                 30,000
Teng, Shuhsiang                                10,000                 10,000
Thein, John                                    15,000                 15,000
Thomas, Benjamin A.                            20,000                 20,000
Tiwari, Sushilkumar                            20,000                 20,000
Tran, Hoa                                      10,000                 10,000
Tran, San                                      10,000                 10,000
Trang, Scott                                   10,000                 10,000
Trunzo, Christopher                            10,000                 10,000
Truong, Rot T.                                 20,000                 20,000
Turley, William                               110,000                110,000
Ujhazy, John E.                                10,000                 10,000
Unchalipongse, Teerawee                        30,000                 30,000
Vellian, Jomy Kurian                           10,000                 10,000
Wever Associates MMDS2-Wever, Leo              16,000                 16,000
White, Raymond E.                              22,222                 22,222
Williams, Bruce W. & Mina                      10,000                 10,000
Wong, Mun Chung                                10,000                 10,000
Wright, Ian                                    22,222                 22,222
Xie, Roger                                     10,000                 10,000
Yeo, Kyee Wan                                  10,000                 10,000
Zahn, David                                    20,000                 20,000
Zappa, Joann M                                 10,000                 10,000
Zappa, Michael J.                              10,000                 10,000
Zappa, Mike/Leo, Anthony                       10,000                 10,000
Zhou, Wen                                      10,000                 10,000

   175 investors       Total                8,903,982              8,903,982




Plan of Distribution


     Each selling shareholder is free to offer and sell his or her common shares at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of common shares, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker- dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

     The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Swartz is, and each remaining selling shareholder and any broker-dealer that assists in the sale of the common stock may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions. The selling shareholders may agree to indemnify broker-dealers for transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.


     Because Swartz is the underwriter, and the remaining selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to prospectus delivery requirements.


     We have informed the selling shareholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities and Exchange Act, may apply to their sales in the market and will provide the selling shareholders with a copy of such rules and regulations.

     Selling shareholders also may resell all or portions of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of such securities.


Legal Proceedings


Prime, on September 21, 2000, reached a settlement in two lawsuits with a former officer and director claiming payment of $32,000 due for advances made on behalf of Prime. Prime had filed a cross-complaint seeking to recover 4,500,000 shares of its common stock held by the plaintiff, and to be reimbursed for legal fees arising from this action. The settlement was an agreement with the former officer/director litigant and another former officer/director, and provided for Prime to receive 5,500,000 common shares back from the two former officers for cancellation. Prime agreed to disaggregate three of its local multipoint distribution service licenses and assign one-half of each of the three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers.


Prime is a defendant in a lawsuit brought by a creditor of Mid-Cal Express Inc., a wholly owned subsidiary of Prime, seeking payment of approximately $70,000 owed to it by Mid-Cal. In the opinion of counsel representing Prime in this matter, Prime is not liable for any of the causes of action set forth in the Complaint.

There are no other current pending lawsuits involving Prime.

Prime is exposed to routine litigation incidental to its operations in the telecommunications industry. Prime is also peripherally exposed to routine litigation incidental to its former trucking business, primarily involving claims for personal injuries and property damage incurred in the transportation of freight. Prime has turned these matters over to its insurance carrier and management believes these matters will not have a material adverse effect on Prime's financial position or results of operations.

In January 2000 Prime purchased Directors and Officers Liability Insurance with coverage that Prime's Board of Directors deems sufficient to attract and retain talented and experienced personnel.

Pfeffer & Williams, PC, 155 Montgomery Street, Suite 609, San Francisco, CA 94104 has passed upon the legality of the securities offered hereby.


Directors, Executive Officers, Directors and Control Persons


Certain information about directors and executive officers of Prime is set forth below:

OFFICERS AND DIRECTORS


The following table sets forth the names, ages, and positions with Prime as of December 31, 2000 of all of the officers and directors of Prime. Also set forth below is information as to the principal occupation and background for each person in the table.

a)  Directors  and  Executive  Officers  of  Prime



NAME                   AGE    DIRECTOR SINCE             POSITION
----                   ---    --------------             --------
Norbert Lima            54         1999               Chief Executive Officer
                                    Director


Stephen Goodman         57         1999               Chief Financial Officer
                                                      Corporate Secretary
                                    Director

Adrian Lima             30         1999               Vice President-Engineering

William Turley          62         2000               Director

Martin Sokolowski       53         2000               Director

Dennis Hinz             46         2000               Director

The following is a brief description of the business background of the executive officers and directors of Prime.


Norbert Lima has been President and CEO and Director for Prime since August 1999. Mr. Lima has over thirty years of telecommunications experience, and will be responsible for implementing Prime's operational systems across multiple markets. Mr. Lima founded and operated NACC-Tel, a California interconnect company, from 1984-1994, where he served as Sales Manager, Technical Services Engineer, and Installation Manager. NACC-Tel merged with Pagers Plus Cellular in 1994, whereby Mr. Lima served as Vice President of Engineering, responsible for RF engineering and construction of 220 MHz systems throughout the US. Under Mr. Lima's direction, Pagers Plus successfully constructed 150 five-channel 220 MHz systems throughout various states. In early 1998, Mr. Lima re-purchased NACC-Tel, along with certain assets of Pagers Plus Cellular, which was subsequently acquired by Prime in 1999, and will remain in operation as its wholly owned subsidiary.


Mr. Lima worked in various positions for Pacific Telephone for nineteen years, most recently as Engineering Manager from 1981-1983. From 1979-1981, Mr. Lima was District Manager of Construction, where he was responsible for five construction divisions with 275 subordinates and an operating budget of approximately US$16,000,000 per annum. Mr. Lima's career has taken him through multiple levels of the large telecom company, as he also spent eight years as Outside Plant Engineer, where he had responsibilities of planning and designing pole lines, conduit structures, and underground/building cables. Mr. Lima's success enabled his promotion to Engineering Manager, where he became a supervisor for several Outside Plant Engineers, and then Staff Manager from 1978-1979, where he was responsible for conducting Outside Plant Engineering Reviews throughout the states of California and Nevada. Mr. Lima received his BS in Industrial Technology-Electronics and his BA in Public Administration from Fresno State University in 1970.


Stephen Goodman has been Chief Financial Officer, Treasurer, and Director for Prime since August 1999. Mr. Goodman has worked in the telecommunications industry for over eight years, serving as President for both Secure Cellular, Inc. and Pagers Plus Cellular, of San Francisco, from 1992-1999. Mr. Goodman had been responsible for the strategic direction of the companies, and led the company to be named the 25th fastest-growing company in the San Francisco Bay area in 1996. Mr. Goodman developed, structured, and negotiated the majority of the business for the company, which provides prepaid cellular telephone services, prepaid wireless services, and telephone systems to both consumer and corporate customers throughout California.


Mr. Goodman is skilled in banking and finance, having accumulated over thirty years working for various organizations. Mr. Goodman was President of Contra Costa Financial Services, Inc. from 1989-1992, where he owned and managed this commercial and residential mortgage brokerage/banking firm. Mr. Goodman was involved with the FCC while at Contra Costa Financial Services, Inc., applying to participate in the lottery for a new spectrum of Specialized Mobile Radio licenses. From 1985-1989, Mr. Goodman worked for various savings & loan companies, and from 1977-1985 he served as President of Bay Capital Corporation & House of Money. Mr. Goodman worked in financial public relations on Wall Street from 1969-1970 and as a stockbroker for Loeb, Rhoades & Company from 1965-1966. Mr. Goodman served as Lieutenant Junior Grade in the US Coast Guard from 1966-1969. Mr. Goodman received his JD from William Howard Taft University in 1995, passing the California Baby Bar in 1992. Mr. Goodman received his BS in Economics from the University of Pennsylvania-Wharton School in 1965, and received his MBA with distinction in Finance from New York University in 1969.



Adrian Lima has been Vice President of Engineering for Prime since its merger in 1999. Adrian Lima is the son of Norbert Lima, Prime's CEO and Chairman of the Board of Directors. Mr. Lima was employed by the NACC-Tel proprietorship for ten years prior to his employment by Prime. During that time he acquired technical skills and experience through the installation of hundreds of telecommunications systems manufactured by several different companies. Mr. Lima is adept at each aspect of interconnect installation, including wire running, termination, hardware programming, troubleshooting, and training. Upon NACC-Tel's merger with Pagers Plus Cellular in 1994, Mr. Lima obtained experience in wireless technologies, enabling him to spearhead the installation of some 750 channels of two-way 220 MHz radio systems. Mr. Lima's technical experience will be instrumental in implementing Prime's expansion plans in the future.

William Turley is President of Communications Engineering Inc., a well-established provider of telecommunications products and services including turnkey voice and data solutions; he founded the company and has managed it since 1992. He has extensive experience in construction, operations, and engineering in the telephone industry dating from 1952 both in the private and public sectors. He holds a Class A & C-7 California Contractor's License and is a member in good standing of the Building Industrial Consulting Society
International (BICSI). Prior to establishing his business in 1977, he was a science educator at Cal State University, San Diego City College, and at Kirchenpaur Gymnasium in Hamburg, Germany. He obtained his M.A. degree in Physical Science in 1971 and his B.S. degree in Physics in 1969, from California State University in San Diego. He is a member of Prime's Audit Committee.



Martin Sokolowski has been a Senior Manager of Strategic Planning at Alcatel USA, Wireless Access Business Unit since June 1999. Prior to this, Mr. Sokolowski was employed as Technical Services Manager by Bosch Telecom in their Broadband Wireless Access, Global Deployment Division from December 1997 through June 1999. From August 1997 to December 1997 he was contracted by MCI Local Service Delivery to manage the provisioning, engineering, and E911 emergency service operations for new local service competitive local exchange carrier customers of MCI. From January 1997 to August 1997 he was employed by Andrew Corporation as a Manager of RF Systems Engineering and Market Development. From December 1993 to January 1997 he was employed by Advanced Envirotech Systems, Inc. as Vice President for Engineering and Customer Field Services. His engineering experience includes systems engineering, design engineering, planning and scheduling, prototype and first office applications and new product deployment and support. Telecom experience includes overall network design, local telco, wireline and RF wireless systems, LMDS and MMDS point-to-point wireless networks and telecommunications infrastructure. Mr. Sokolowski has received a Bachelor of Engineering Science degree from the University of New York at Stony Brook and a Master of Engineering Administration degree from George Washington University.


Dennis  Hinz  is a  shareholder  in  Ten  Haken,  Hinz  and  Carlos  Accountancy
Corporation. He is a Certified Public Accountant and a Certified Valuation Analyst. He has been employed in the accounting profession since graduation from California State University, Chico, in 1976, where he obtained his B.S. in Business Administration with a concentration in accounting. In 1986 he became a partner of Marta, Matli, & Thomas CPA's and its successor firms including Ten Haken, Hinz & Carlos CPA's. He is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants, and the National Association of Certified Valuation Analysts. He serves as Treasurer of the Kiwanis Club of Yuba City, and he is Chairman of Prime's Audit Committee.


Security Ownership of Certain Beneficial Owners and Management


The following table sets forth certain information about the ownership of Prime's Common Stock as of December 31, 2000, by (i) those persons known by Prime to be the beneficial owners of more than 5 percent of the total number of outstanding shares of any class entitled to vote; (ii) each director and officer; and (iii) all directors and officers of Prime as a group. The table includes Common Stock issuable upon the exercise of that are exercisable within 60 days. Except as indicated in the footnotes to the table, the named persons have sole voting and investment power with respect to all shares of Prime common stock shown as beneficially owned by them, subject to community property laws where applicable. The ownership figures in the table are based on the books and records of Prime.



               Name of         Amount and
Title of       Beneficial      Nature of
Class          Owner           Interest     Percentages      Address
---------------------------------------------------------------------------
Common Stock                                            2975 Treat Blvd #C8
Par Value                                               Concord, CA 94518
$0.0001        Stephen Goodman(a)4,620,233      17%


Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Adrian Lima   (b) 1,141,384       4%

Common Stock                                            409 Center Street
Par Value                                               Yuba City, CA 95991
$0.0001        Norbert Lima  (c) 3,695,833      14%

                                                                              18

Common Stock                                            155 Montgomery Street, #609
Par Value                                               San Francisco, CA 94104
$0.0001        Irving Pfeffer    2,792,187      10%

Common Stock                                            120 W 45 Street
Par Value                                               New York, NY 10036
$0.0001        David Shaw        2,677,894      10%

Common Stock                                            300 Colonial Center Parkway
Par Value      Swartz Private                           Roswell, GA 30076
$0.0001          Equity LLC  (d) 1,521,000       6%

Common Stock  All Directors
Par Value         and
$0.0001        Officers as
                 a Group     (e) 9,762,950      37%
--------------------------------------------------------------------------------

a) Includes options to purchase 101,333 common shares, which are currently exercisable.
b) Includes options to purchase 68,971 common shares, which are currently exercisable.
c) Includes options to purchase 95,833 common shares, which are currently exercisable.
d) Includes 1,014,000 currently exercisable warrants to purchase 1,014,000 common shares and 507,000 warrants that become exercisable at the earlier of March 8, 2001 or the effective date of this prospectus.
e) Includes options to purchase 326,137 common shares, which are currently exercisable.



Description of Securities

Common Stock

     Our amended certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, par value $.0001 per share. Of the 100,000,000 shares of common stock authorized, 26,717,296 shares are issued and outstanding as of the date of this prospectus.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available for such dividends. We may not pay any dividends on the common stock until cumulative dividends on the preferred stock have been paid in full. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights.


Preferred Stock

     Our amended certificate of incorporation authorizes us to issue up to 50,000,000 shares of preferred stock, par value $.0001 per share. None are issued and outstanding.


Warrants

     There are outstanding warrants to purchase 1,521,000 shares of our common stock at a price of $0.531 per share. These warrants were issued to Swartz on September 8, 2000 in consideration of Swartz's commitment to enter into the investment agreement. The warrants expire on September 7, 2005. The warrants are exercisable as to 1,014,000 shares as of October 3, 2000. The warrants are exercisable as to the remaining 507,000 shares covered by the commitment warrant on the earlier of March 8, 2001, or the date the Registration Statement is declared effective by the Securities and Exchange Commission. The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities.

Stock Options

There are outstanding options on 681,813 shares to employees and directors. Each option provides the right to purchase one share of common stock. 165,711 of these options expire December 31, 2002 and 516,102 of these options expire December 31, 2003. 105,711 of the options expiring in 2002 are exercisable at $1.00 per share, and 60,000 of the options expiring in 2002 are exercisable at $.21875. All of the options expiring in 2003 are exercisable at $.21875.


Experts

     Pfeffer & Williams, PC has provided an opinion on the validity of the securities being registered and upon other legal matters concerning the registration or offering of securities.

     The consolidated balance sheet as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years then ended, included in this prospectus, have been included herein in reliance on the report of Hein + Associates LLP, independent Certified Public Accountants, given the authority of that firm as experts in accounting and auditing.


Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding Prime and the securities offered under this prospectus, we refer you to the registration statement and such exhibits and schedules , which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees, prescribed by the SEC.


Disclosure of Commission Position on Indemnification of Securities Act Liability


     The Bylaws of the corporation provide for indemnification for Directors, Officers and controlling persons of Prime against liability under the Securities Act. This includes provisions for indemnification of the underwriter or its controlling persons against such liabilities where a Director, Officer or controlling person of a small business issuer is such an underwriter, or controlling person, or a member of any firm that is such an underwriter. In addition, Prime has procured Directors' and Officers' liability insurance for acts of the Directors. The SEC has expressed its opinion as disfavoring the use of indemnification agreements.

Organization Within Last Five Years


Company History and Past Performance


Prior to February 1999, Prime's business was operated as a sole proprietorship owned by Norbert J. Lima, Prime's CEO. The business' operations began in the early 1980's as a business telephone interconnect company. Worldnet Tel.com Inc. was formed in Delaware in January 1999 when four founders and another individual funded Worldnet. In February 1999 management formed WNTC Holdings Inc. in Delaware as a wholly owned subsidiary of Worldnet. In February 1999 management also formed NACC-Tel Corp. in Delaware as a wholly owned subsidiary of WNTC. At that time the sole proprietorship business operated by Mr. Lima was contributed to NACC-Tel. Worldnet was merged into Prime through a merger effective August 11, 1999. This gave us immediate access to the capital markets, to facilitate the initial and second stage funding of the build out of the local multipoint distribution service infrastructure. Prior to the merger, Prime had 6,507,742 shares of common stock outstanding held by various individuals. WorldNet was issued 14,500,000 shares of Prime common stock, and as a result of the stock exchange, the former shareholders of WorldNet then held 69% of the outstanding shares of common stock of Prime. On the effective date of the merger, the officers and directors of WorldNet became the officers and directors of Prime.



LMDS Communications Inc. (LMDS), a Delaware corporation, was formed in February 1999 as a wholly owned subsidiary of WNTC. LMDS is a telecommunications company with interests in the fixed broadband wireless sector. LMDS Communications Inc. obtained local multipoint distribution service licenses at the 1999 Federal Communications Commission auction and is now deploying broadband fixed wireless services. In 2000 LMDS Communications obtained competitive local exchange carrier status in the States of Pennsylvania and New York. The competitive local exchange carrier status enables LMDS Communications Inc. to connect to the public switched telephone network and negotiate wholesale rates with incumbent local exchange carriers. LMDS participated in an auction conducted by the FCC between April 27, 1999 and May 12, 1999 for 161 local multipoint distribution service licenses. Prime secured 8 basic trading areas at the auction for $591,800 (a 45% discount from the gross price of $1,076,010). The price per population averages out to approximately $0.56. This compares to a high of $5.53 per population and an average net bid of $1.35 per population for the 121 A Block licenses auctioned in 1999. LMDS had no substantial operations during 1999.

Prepaid Tel.com Inc. (Prepaid), a Delaware corporation, was formed in February 1999 as a wholly owned subsidiary of WNTC. Prepaid is a Competitive Local Exchange Carrier ("CLEC") certified by the California Public Utility Commission. Prepaid had no substantial operations during 1999.


Prior to December 30, 1998 Prime operated as a long-haul temperature-controlled truckload carrier through its wholly-owned subsidiary, Mid-Cal Express, Inc. Prime also provided logistics operations through its wholly-owned subsidiary, Mid-Cal Express Logistics, Inc. Effective December 30, 1998, Prime terminated the operations of these subsidiaries through the sale of substantially all of the operating assets of Mid-Cal Express, Inc. to Gulf Northern Transport, Inc. for 400,000 shares of US Trucking, Inc., the parent company of Gulf Northern. The transaction closed on April 14, 1999, and on April 30, 1999 Prime entered into an agreement with the Credit Managers Association of Southern California for the orderly liquidation and payment of the outstanding liabilities of Mid-Cal Express Inc. These liabilities are to be paid by the collection of Mid-Cal Express, Inc.'s accounts receivable and by the liquidation of up to 400,000 shares of US Trucking (traded on the OTC Bulletin Board symbol USTK), which have been placed in escrow for the benefit of the creditors of Mid-Cal Express, until the stock is sold on the open market.


Zenith Technologies, Inc. (Zenith), a Delaware Corporation, was formed in December 1998 as a wholly owned subsidiary of Prime Companies, Inc. To date, it has no operations.

In September 1999, Prime acquired Olive Tree Image Engineers, a small internet service provider located in Sacramento, California. In October 1999, Prime completed the acquisition of Marathon Telecommunications, a commercial telephone interconnect business based in Sacramento, California. Prime is currently reviewing several telecommunications acquisition opportunities that have come to its attention.

Both Marathon and Olivetree operate under fictitious business names of NACC-Tel; for legal and accounting purposes they have been fully integrated into NACC-Tel.

                               Organization Chart

                                [OBJECT OMITTED]

Prime Companies, Inc.
---------------------
WNTC Holdings Inc
     LMDS Communications Inc.
     Prepaid Tel.com Inc.
     NACC-Tel Corp.
Zenith Technologies Inc.
Mid-Cal Express Inc.

DESCRIPTION OF BUSINESS

BUSINESS HISTORY, AND DEVELOPMENT


BACKGROUND


THE BUSINESS


Prime's mission is to provide a single source for a wide range of telecommunications services to both the consumer and commercial markets. Prime will derive the majority of its revenues from sales generated by its three specialized subsidiary corporations. Prime operates as a holding company and conducts all of its operations through its wholly owned subsidiaries.

Prime's principals comprise an experienced management team with over 50 years of experience in the telecommunications industry. It is this unusually broad scope of skills and experience which will enable Prime to establish a balanced and efficient organization, and to forge strong supplier relationships with major industry manufacturers, such as Alcatel, Ericsson, Pacific Telephone, Samsung, and Texas Instruments, as well as established distributors who intend to market Prime's services. Thus, Prime is well positioned to offer its clients the depth of knowledge and experience necessary to reach their personal and/or corporate needs and to execute each transaction efficiently and successfully.


NACC-Tel Corp. NACC-Tel markets, installs, and maintains business telephone communications systems Additionally, NACC-Tel provides paging and voicemail services. NACC-Tel also maintains these systems under service agreements with its commercial and municipal customers. This subsidiary was incorporated in Delaware in 1999 and is the successor to a proprietorship previously owned by Norbert Lima, CEO of Prime. The business is based in Yuba City, California and also operates from a branch office in New Castle, Pennsylvania. The core services of this subsidiary will be offered to the customers of the LMDS Communications, Inc. subsidiary. Prime's personnel who sell and service local multipoint distribution services will also offer the NACC-Tel core services to our customers. NACC-Tel also offers wireless digital subscriber line service in Yuba City, California using unlicensed spectrum. It plans to expand this offering to other communities in California, Pennsylvania, and New York, which are unable to obtain high-speed access to the internet through the incumbent local exchange carrier. Funding for the build out of these systems and the marketing of these services may come from the parent corporation, Prime Companies, Inc. NACC-Tel does not require a license to offer these services, as it uses unlicensed spectrum. The Federal Communications Commission issues rules and regulations for the use and operation of equipment on these frequencies.


The ability for NACC-Tel to provide wireless digital subscriber line service is a result of our partnering with RC Networks, Inc. The partnering allows us to deploy digital subscriber line access concentrators in conjunction with wireless digital subscriber line service and local multipoint distribution system services. The digital subscriber line application will be deployed by NACC-Tel Corp and the local multipoint distribution service application will be deployed by LMDS Communications, Inc. RC Networks, Inc. based in San Diego, CA was founded in February 1997 and is a privately held company that develops and markets digital subscriber line driven, high-speed internet access products for the multi-tenant unit and hospitality markets.


The operations of NACC-Tel during 1999 and 2000 were the core of Prime's business. We anticipate the wireless service offering by NACC-Tel will experience substantial growth over the coming years. The core business of telephone interconnect, voicemail, and paging services is expected to experience only moderate growth, as Prime's local multipoint distribution system service offerings come online in more communities.

The advantage to a customer using NACC-Tel is that we are a distributor for Samsung's business communication systems. One of the requirements defined by Samsung is that each of their distributors must have factory certified technicians. This requirement provides the customer with a higher quality of service because only certified technicians will work on their product. A disadvantage from the customer point of view is that once they have selected the Samsung product, they would have a limited choice of servicing companies.

NACC-Tel's cost of revenues are the traditional material costs for the phone systems it sells, and the labor to install and maintain the systems.


NACC-Tel's products and services are marketed and sold by its sales staff. Additionally, NACC-Tel's technical staff frequently upsells NACC-Tel's services during site surveys that normally precede the product and service installations.

NACC-Tel was incorporated in February 1999 in Delaware. The business of NACC-Tel is unregulated, but Norbert Lima, Prime's Chief Executive Officer, is licensed by the California State Contractor's Board to install low voltage communication systems.

NACC-Tel revenues in 2000 represented approximately 96.5% of Prime's total revenues.

LMDS Communications, Inc. This subsidiary became operational during early 2000 and received its initial revenues in August 2000, LMDS has FCC local multipoint distribution service licenses. LMDS has constructed telecommunications systems that offer wireless broadband services, such as high-speed internet access, videoconferencing, and high-speed data transmission. Commercial operations began in August 2000 and minimal revenues were generated in 2000. The funds from this offering will fund the buildout of all of the licensed systems. The licenses encompass an area of western Pennsylvania and southwestern New York State, and include a population of approximately 1,050,000 persons and 39,000 businesses. This subsidiary was incorporated in Delaware in 1999 and is licensed and regulated by the states of Pennsylvania and New York as a competitive local exchange carrier. The Federal Communications Commission, an agency of the United States government, also regulates this subsidiary. LMDS Communications, Inc. is funded by its parent company, Prime Companies, Inc. This subsidiary's financial results in 1999 and 2000 were not material to the overall operation of Prime. We have received subscriptions from a number of customers in a location that was launched at the end of 2000. LMDS is expected to generate more than insignificant revenues in 2001.We expect this segment of our business to grow dramatically, as our local multipoint distribution systems are constructed, and our service offerings are launched within all of our licensed territories.

Prime intends to capitalize on the broadband fixed wireless communications revolution by providing local multipoint distribution system services to various markets in which it has purchased exclusive spectrum licenses from the Federal Communications Commission. Local multipoint distribution service is the broadband wireless technology used to deliver voice, data, Internet, and video services. Each license permits us to use multiple radio frequency channels ranging from 27.5 GHz to 31.225 GHz. We intend to use these radio channels to build, install, and implement the telecommunication systems, and offer some or all of the following one and two-way broadband services:

   -      High-speed  Internet  access
   -      Video  teleconferencing
   -      Wireless  local  telephone service
   -      Wireless cable  television  service
   -      High-speed  data  transmission

The flexibility offered by a local multi-point distribution system will allow Prime to offer a turnkey package of services, including internet and video teleconferencing, which is what US customers desire: one-stop shopping for their telecommunications needs.

A local  multi-point  distribution  system is capable of offering  subscribers a variety  of one  and  two-way  broadband  services,  such as  video  programming distribution; video teleconferencing; wireless local loop telephony; and high-speed data transmission, i.e. internet access. Because of its multi-purpose applications, local multi-point distribution systems have the potential to become major competitors to local exchange and cable television services.

Local multi-point distribution service systems may consist of multiple cell systems with two way communications within the assigned spectrum. Generally, each cell will contain a centrally located transmitter (hub), multiple receivers and connecting links connecting the cell with the central processing center and/or other cells. Licenses are issued for a ten-year term from the initial license grant date. At the end of the ten-year period, licensees are required to submit an acceptable showing to the Federal Communications Commission demonstrating that they are providing substantial service to their service area. Licensees failing to demonstrate that they are providing substantial service will be subject to forfeiture of their licenses.

Our customers pay a fixed monthly charge for the unlimited use of our service. We can customize the service for each customer. We have a rate schedule and the monthly charge is based upon the data transmission speed each customer signs up for. We do not currently charge any fees based upon the customers' specific usage of the service.

As we are the licensed carrier providing service to the end users, our cost of revenues is primarily depreciation on our capital infrastructure equipment, and utility connection costs that we have to pay for access to the public switched telephone network, and our bandwidth providers who enable us to connect to the internet.

Advantages to the use of LMDS services is that the licensed markets have limited access to high speed connectivity (broadband services). LMDS provides a quick-to-market availability. This allows the underserved communities to have equal access to the internet. Today the disadvantage would be that the infrastructure required to deploy to an individual business customer is still somewhat expensive. As volume purchases take place and alternate equipment vendors come to the market we expect infrastructure costs to reduce and in the long term eliminate the disadvantages

LMDS Communications, Inc. has received certificates from both Pennsylvania and New York State to operate as a facilities based competitive local exchange carrier.

Field trials of local multipoint distribution service technology have been successfully conducted and the service has been deployed in New Castle, PA. The second system became operational on December 20, 2000 and the first customer in Oil City, PA went online on December 21, 2000. Additionally, we have scheduled the launch of our Meadville, Pennsylvania system for February 2001. The cost to build and install a system is dependent upon the specific configuration ordered for a specific location; the range for the cost of a single system is from approximately $130,000 to approximately $300,000. These systems may be funded from up to $6,000,000 of the proceeds from the sale of the shares to Swartz. Alternatively, for some of the systems, Prime may seek equipment lease financing to fund the cost of some of the capital equipment. Prime is constantly in touch with other potential vendors of wireless broadband equipment, in the search for comparable quality lower priced equipment.

LMDS chose its markets based on market research that indicates the services we are providing are not available from another company within our territories. Our markets are typically underserved by the local telephone company, and unserved by the large wireless broadband licensees, who are busy building out their telecommunications systems in the primary markets of the USA.

LMDS's initial customers are small and medium sized businesses, located in commercial multi-tenant buildings, or in commercial single tenant structures. The services are marketed and sold by our sales staff, who operate from our New Castle, Pennsylvania regional office. Prime anticipates opening a small local office in Meadville, Pennsylvania when the service is launched there; this office is located in the building in which the telecommunications system will be installed. Additional local offices may be opened in a similar fashion as we expand our wireless broadband systems.

LMDS was incorporated in Delaware in February 1999. LMDS' operations are regulated by the Federal Communications Commission, the New York State Public Utility Commission, and the Pennsylvania Public Service Commission. LMDS revenues in 2000 represented approximately .1% of Prime's total revenues.


Prepaid Tel.com Inc. Prepaid Tel.com Inc. provides residential consumers an alternative source for local telephone and long distance services in the State of California, These consumers pay for the service prior to usage. When customers buy our residential telephone service, they pay us a setup charge and a monthly charge. These charges are in accord with the tariff we have filed with the California Public Utility Commission. When customers buy long distance telephone service, or phone cards, they pay us in advance of their using the service. When the amount they have prepaid is used up, they are unable to make any more long distance calls until they prepay for more long distance phone service. Our customers in general have either not established credit, or have poor credit precluding them from traditional phone service access. Most of our customers pay for our service by cash or money orders. We do, however, accept checks from our established customers. The disadvantage to the customer who uses our service is that Prepaid Tel.com purchases its services from the traditional telephone companies, and this creates a higher cost to the consumer. This subsidiary was incorporated in Delaware in 1999 and is licensed by the California Public Utility Commission as a competitive local exchange carrier.




The customer base for prepaid telecommunications services is large and diverse, including: credit-impaired customers, who generally cannot meet the initial deposit requirements for telecommunications services; individuals who prefer to pay in cash; and individuals who want to re-establish credit. Prepaid markets its services through store front retail distributors, who retail Prepaid Tel.com Inc.'s service offerings. The parent corporation, Prime Companies, Inc, funds this subsidiary's operation. The operations of this subsidiary in 1999 and 2000 were not material to the overall operation of Prime. We expect this subsidiary's operations to become a more important component and contributor to our growth as we increase our marketing effort to sign on more distributors, and provide additional training and education to the distributors about the service.

Prepaid was incorporated in February 1999 in Delaware and is regulated by the California Public Utility Commission. Prepaid's revenues in 2000 represented approximately 3.4% of Prime's total revenues.

EMPLOYEES

Prime had nine full-time employees and one part-time employee at December 31, 1999. On December 31, 2000 Prime had 20 full-time employees and one part-time employee.





COMPETITION


Small and medium-sized businesses currently face a limited choice of alternatives for high-speed Internet access. Over the last few years, digital subscriber line technologies, cable modems, digital transmission links, and fixed-wireless connections have emerged as alternative technologies for high-speed, always-on service in our country's major metropolitan areas. However, these technologies have not yet reached the country's secondary and tertiary markets; this fact reinforces the viability of Prime's strategy to initially target businesses in the markets where we have local multi-point distribution service licenses.

We believe that our solution will receive wide acceptance by our target customers because our network will provide:

     -    consistent speed and quality of signal;
     - rapid, relatively uncomplicated provisioning of new customers that is not dependent on another provider of local connectivity;
     - symmetrical broadband capacity that will allow us to offer enhanced business communication services such as full motion video conferencing;
     - scaleable, competitive pricing schemes that are based on the number of desktops connected to the network; and
     -    substantially higher speeds and an easy path to increased bandwidth.



The race for delivering broadband internet access is a highly competitive one, with much at stake. The growth of the internet's functionality, and the booming economy, suggests that there will be enormous demand for a high-speed always-on connection option. A recent article in the Sacramento Bee, December 20, 2000, quoted Cox News Service entitled Bipartisan Panel Urges High Speed Access in Schools states "broadband access is absolutely critical to educating young people and preventing a widening of the gap between rich and poor students". The same article suggests "what students really need are high speed broadband connections to the internet". It continues with "The digital divide is increasing leaving millions of Americans without access to the internet and millions more lagging behind with outdated and inadequate technology". These mindsets fuel the growth of high-speed always-on connections. There are three major competing technologies(7) as primary access methods for high-speed internet access -- cable modems, digital subscriber line, and broadband fixed wireless.



Within our local multipoint distribution system service territories we assess a minimal competitive threat from Bell Atlantic (Verizon) and Adelphia Cable. With the acquisition of GTE by Bell Atlantic, the predominant incumbent local exchange carrier throughout this service territory is Verizon with a presence of Alltel in some localities. Adelphia Cable is headquartered in Bradford, PA, which is within our Olean, NY-Bradford, PA basic trading area. Adelphia is in the process of relocating its headquarters to Buffalo, New York about 100 miles north of our Jamestown service territory.

-----------------------------------------------------------------
7 T1 is not considered a competing technology because of its high cost and speed of delivery. Currently there are approximately 550,000 T1 lines in the US.

Verizon has not shown an aggressive marketing campaign in these areas. We believe this is due to the lack of incentive for them to redefine their business. Digital subscriber lines compete with their dedicated access line product line and Verizon is interested in protecting this existing market. Additionally, the availability of digital subscriber lines provided by Verizon in these areas are limited based on the aging infrastructure of their outside plant and the distance of many businesses out of range of their central office.


There is also a lack of interest in these secondary and tertiary markets by both cable and incumbent local exchange carriers due to their focus on primary markets and the share that they have already lost within these markets. These companies have concerns with long-time investors and employees - people who want to see steady profits and jobs. They are not in the position to make large investments in rural areas and appear to be leaving this market up for grabs for competitive local exchange carriers and other providers. By the time these larger telcos notice these areas, Prime will already be there for these customers, who will come to rely on us for their growing telecom needs. Prime is relying on the incumbent's slow sometimes-troublesome deployment of wires broadband services, which will lead to opportunities for us to deliver. By design, Prime is deploying DSL services in either underserved markets or in areas beyond the range of traditional DSL availability.



MARKETING AND CUSTOMERS


The growth of the Internet is leading to a global society where every business must obtain access to the internet, or world wide web, and utilize online functionality in order to fulfill its information needs. Prime will capitalize on this need by providing these services in its markets.

LMDS now provides vital communications services to regions that heretofore did not justify wireline services, typically because the inherent costs outweighed the potential revenues. With the old method, it was difficult to actually lay the wire and install these systems. Local multi-point distribution service wireless systems technology enables easy implementation at any business, requiring installation at the business' building only.


LMDS offers the ability to provide various, vital telecommunications services via one, efficient, cost-effective medium. Through LMDS' licenses in its various territories, it will deliver a better package for these businesses and thus provide them with greater value, as opposed to the need to sign up with several different suppliers. Prime's NACC-Tel subsidiary will readily support and provide business telephone interconnect services, voicemail, and paging services to our local multi-point distribution service customers. In some markets we may also provide our Olivetree internet service provider services such as Internet web site hosting for our local multi-point distribution service system customers.



Marketing Strategy

Local multipoint distribution system services are positioned to supply high speed Internet access and data transfer services to under serviced rural areas that currently require high-speed broadband access to the internet. Unlike Bell Atlantic (Verizon), LMDS will build relationships with its customers and provide superior customer service. We will mirror this customer service position within our other product lines. Additionally, we will know our customers so that we may recommend to them the value added services we offer that would enhance their telecom solutions.


Mission

Prime Companies, Inc. through its various product lines offers a diverse portfolio of alternative telecommunications services to small through mid-sized businesses and governmental agencies. Prime Companies, Inc. and its subsidiaries LMDS Communications, Prepaid Tel.com, and NACC-Tel, promises its customers quality services that enhance their own technologies to assist them with better operations and business growth. In rural areas where LMDS Communications does business, we aspire to be the high-speed broadband service provider of choice for all businesses.

Marketing Objectives

1 Establish Prime Companies, Inc., its subsidiaries and sales staff as experts.

2. Establish relationships within the communities we do business. Provide premier customer service to a once under served and ignored market place.

3.   Educate the business community on our products.

4. Brand -name reference clients. Our market analysis of each of our local multipoint distribution service territories indicates who the major employers are. These employers generally have the respect of their communities and are considered leaders by other businesses. By establishing service with these businesses first, and referencing them by name and contact phone number we will gain acceptance and additional business.

5.   Maintaining a quality technological edge over our competitors.




INVESTMENT AGREEMENT
--------------------

OVERVIEW. On October 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. The Swartz investment agreement entitles us to issue and sell up to $30 million of our common stock to Swartz, subject to a formula based on average stock price and average trading volume, from time to time over a three year period following the effective date of this registration statement. We refer to each election by us to sell stock to Swartz as a put. Swartz will sell our stock in the open market, sell our stock to other investors through negotiated transactions or hold our stock in its own portfolio.

In addition, on September 8, 2000, we issued to Swartz a warrant to purchase 1,521,000 shares of our common stock, exercisable for a period of five years from September 8, 2000, with an initial exercise price equal to $.531, which was the lowest closing bid price for the five trading days before October 3, 2000. The warrants will have semi-annual reset provisions. The warrant is exercisable as to 1,014,000 shares as of October 3, 2000. The warrant is exercisable as to the remaining 507,000 shares on the earlier of March 8, 2001, or the date the Securities and Exchange Commission declares the Registration Statement effective.

We may issue additional warrants under the terms of the Swartz investment agreement, as described below.


PUT RIGHT. In order to invoke a put right, we must have an effective registration statement on file with the SEC registering the resale of the common shares which may be issued as a consequence of the invocation of that put right. Additionally, we must give at least ten but not more than twenty business days' advance notice to Swartz of the date on which we intend to exercise a particular put right, and we must indicate the number of shares of common stock we intend to sell to Swartz. At our option, we may also designate a maximum dollar amount of common stock (not to exceed $2 million) which we will sell to Swartz during the put and/or a minimum purchase price per common share at which Swartz may purchase shares during the put. The number of common shares sold to Swartz may not exceed 15% of the aggregate daily reported trading volume, excluding block trades of 20,000 or more shares of common stock, during a period which begins on the business day immediately following the day we invoked the put right and ends on and includes the day which is twenty business days after the date we invoked the put right, and may not exceed 15% of the aggregate daily reported trading volume, excluding block trades of 20,000 or more shares of common stock, for the 20 business days immediately preceding the day we invoked the put right.

Swartz will pay us 91% of the market price for each share of common stock under the put. Market price is defined as the lowest closing bid price for the common stock during the pricing period for the applicable put, which consists of the twenty business-day period following the date notice of the put which was provided to Swartz. However, the market price may not be less than the designated minimum per share price, if any, that we indicated in our notice.

WARRANTS. Within five business days after the end of each pricing period, we are required to issue and deliver to Swartz a warrant to purchase a number of shares of common stock equal to 10% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price that will initially equal the market price for the applicable put. The warrants will have semi-annual reset provisions. Each warrant will be immediately exercisable and have a term beginning on the date of issuance and ending five years thereafter.

LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS. Swartz is not required to acquire and pay for any common shares with respect to any particular put for which:

     o we have announced or implemented a stock split or combination of our common stock;

     o we have paid a common stock dividend or set a record date for the payment of a dividend;

     o we have made a distribution of our common stock or of all or any portion of our assets between the put notice date and the date the particular put closes; or

     o we have announced or consummated a major transaction (including a transaction which constitutes a change of control) between the advance put notice date and the end of the pricing period for that put.

SHORT SALES. Swartz and its affiliates are prohibited from engaging in short sales of our common stock unless they have received a put notice and the amount of shares involved in a short sale does not exceed the number of shares specified in the put notice.

CANCELLATION OF PUTS. We must cancel a particular put if, between the dates of the advance put notice and the last day of the pricing period:

     o    we  discover  an  undisclosed   material  fact  relevant  to  Swartz's
          investment decision;

     o the registration statement registering resales of the common shares becomes ineffective; or

     o    shares are delisted from the then primary exchange.

However, the put will remain in effect for the number of shares specified in the put notice for the shortened pricing period that will end on the day prior to the date of delivery of the put cancellation notice.

SHAREHOLDER APPROVAL. We may currently issue more than 20% of our outstanding shares. If we become listed on the Nasdaq Small Cap Market or Nasdaq National Market, then we must get shareholder approval to issue more than 20% of our outstanding shares. Since we are currently a bulletin board company, we do not need shareholder approval.

TERMINATION OF INVESTMENT AGREEMENT. We may also terminate our right to initiate further puts or terminate the investment agreement by providing Swartz with notice of such intention to terminate; however, any such termination will not affect any other rights or obligations we have concerning the investment agreement or any related agreement.

RESTRICTIVE COVENANTS. During the term of the investment agreement and for a period of 60 days thereafter, we are prohibited from certain transactions. These include the issuance of any debt or equity securities in a private transaction that are convertible or exercisable into shares of common stock and the issuance of certain other equity securities. We are also prohibited from entering into any private equity line type agreements similar to the investment agreement without obtaining Swartz's prior written approval.

RIGHT OF FIRST REFUSAL. Swartz has a right of first refusal to purchase any equity securities or convertible debt securities offered by us in any private transaction that closes on or prior to 60 days after the termination of the investment agreement.

SWARTZ'S RIGHT OF INDEMNIFICATION. We are obligated to indemnify Swartz (including their shareholders, officers, directors, employees and agents) from all liability and losses resulting from any misrepresentations or breaches we made in connection with the investment agreement, our registration rights agreement, other related agreements, or the registration statement.





The following discussion relates to our actual operating results for the periods noted. The operating results discussed include the operations of acquired companies from the effective dates of their acquisitions. Given that each year includes revenues and expenses from new acquisitions, we believe that the operating results for 1999 are not directly comparable to the operating results for 1998.

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operation
---------

Results of  Operations  For the Fiscal Year ended  December 31, 1999 Compared to
--------------------------------------------------------------------------------
the Year ended December 31, 1998.
---------------------------------


                  Prime        Prime       NACC-Tel      NACC-Tel       LMDS       LMDS    Prepaid    Prepaid
--------------- ----------- ------------ ------------- -------------- ---------- --------- --------- ----------
                   1999        1998          1999          1998         1999       1998      1999      1998
=============== =========== ============ ============= ============== ========== ========= ========= ==========
   Revenue       $441,663    $209,823      $441,126      $209,823                            $537
--------------- ----------- ------------ ------------- -------------- ---------- --------- --------- ----------
 Gross Margin      63%          42%          63%            42%                              100%
--------------- ----------- ------------ ------------- -------------- ---------- --------- --------- ----------
     SG&A        $599,474    $143,002      $454,701      $143,002                           $3,063
--------------- ----------- ------------ ------------- -------------- ---------- --------- --------- ----------
   Interest      $199,089     $14,796




During the year ended December 31, 1999, Prime's consolidated sales revenue from continuing operations increased to $441,663 from $209,823 for the corresponding period of the prior year. $175,479 of the increase is attributed to greater demand as customers to upgraded systems to be Y2K compliant, $40,197 of the increase is attributed to the acquisition of Marathon, $15,627 of the increase is attributed to higher paging service revenue, and $537 is attributed to the startup of Prepaid Tel.com.. The Y2K compliance issues necessitated the replacement of non-Y2K compliant, and obsolete telephone systems, to new systems that were both state of the art and Y2K compliant. This specific situation created a greater opportunity for sales generating increased revenues. We believe that even though our revenues for 1999 were up approximately 8% due to a change in our sales mix, and more new installations, many of which were attributable to Y2K issues, there were still many prospective customers who refused to commit to updating their telephone equipment until after January 1, 2000. Therefore the effect of an anticipated diminished demand for Y2K compliant products should not negatively impact our revenues. Continuing into the future, increased marketing efforts and a greater geographical presence should allow the growth to continue generating greater revenues, and ultimately net income. The larger geographical presence is directly related to the deployment of LMDS services in the aforementioned LMDS markets. The consolidated gross margin as a percent of revenues increased to 63% for the year December 31, 1999 from 42% in the corresponding period of the prior year. The improvement in the gross margin is due to additional discounts for volume purchases provided to Prime by its telephone vendors.

Prime's selling, general and administrative expenses for the year ended December 31, 1999 increased to $599,474 from $143,002 for the corresponding period of the prior year. $30,774 of the increase is attributed to the amortization of our LMDS licenses and $425,698 of the increase is attributed to additional corporate overhead costs associated with the Prime-Worldnet merger.

As a result of the reverse merger with Worldnet in August 1999, Prime recorded a one-time charge of $428,194 for the cost of the merger, representing Prime's net liabilities in excess of assets immediately prior to the merger.

Interest expense for the year ended December 31, 1999 increased to $199,089 from $14,796 for the corresponding period of the prior year. The increase is attributed to the increased debt assumed in the Worldnet-Prime merger.

During the year ended December 31, 1999, NACC-Tel sales revenue from continuing operations increased to $441,126 from $209,823 for the corresponding period of the prior year. $175,479 of the increase is attributed to greater demand as customers to upgraded systems to be Y2K compliant, $40,197 of the increase is attributed to the acquisition of Marathon, $15,627 of the increase is attributed to higher paging service revenue. The Y2K compliance issues necessitated the replacement of non-Y2K compliant, and obsolete telephone systems, to new systems that were both state of the art and Y2K compliant. This specific situation created a greater opportunity for sales generating increased revenues. Continuing into the future, increased marketing efforts and a greater geographical presence should allow the growth to continue generating greater revenues, and ultimately net income. The larger geographical presence is directly related to the deployment of LMDS services in the aforementioned LMDS markets.

The NACC-Tel gross margin as a percent of revenues increased to 63% for the year December 31, 1999 from 42% in the corresponding period of the prior year. The improvement in the gross margin is due to additional discounts for volume purchases provided to NACC-Tel by its telephone vendors.

NACC-Tel's selling, general and administrative expenses for the year ended December 31, 1999 increased to $454,701 from $143,002 for the corresponding period of the prior year. The increase is attributed to disbursements by NACC-Tel for Prime's corporate overhead costs associated with the Worldnet-Prime merger. During the year ended December 31, 1999, sales revenue from Prepaid Tel.com's continuing operations increased to $537 from $0 for the corresponding period of the prior year. The increase in revenue is attributed to the startup of the business.


Prepaid's gross margin as a percent of revenues was 100% for the year December 31, 1999. There were no operations in 1998 from this segment of our operations.

Prepaid's selling, general and administrative expenses for the year ended December 31, 1999 was $3,063. There were no operations in 1998 from this segment of our operations.

LMDS Communications, Inc. had not yet begun operation and therefore had no revenues in 1999 and 1998.


Results of  Operations  For the Nine  Month  Period  ended  September  30,  2000
--------------------------------------------------------------------------------
Compared to the Nine Month Period ended September 30, 1999.
-----------------------------------------------------------



                    Prime         Prime        NACC-Tel       NACC-Tel      LMDS       LMDS      Prepaid    Prepaid
================ ============= ============ =============== ============= ========== ========== ========== ==========
                   9/30/00       9/30/99       9/30/00        9/30/99      9/30/00    9/30/99    9/30/00    9/30/99
---------------- ------------- ------------ --------------- ------------- ---------- ---------- ---------- ----------
    Revenue        $373,563     $199,860       $361,135       $199,860      $400                 $12,028
---------------- ------------- ------------ --------------- ------------- ---------- ---------- ---------- ----------
 Gross Margin        74%           57%           75%            57%         100%                   41%
---------------- ------------- ------------ --------------- ------------- ---------- ---------- ---------- ----------
     SG&A         $1,430,762    $185,726       $114,273       $149,713       $5                  $11,329
---------------- ------------- ------------ --------------- ------------- ---------- ---------- ---------- ----------
    Loss on       $1,156,000
  Investment
---------------- ------------- ------------ --------------- ------------- ---------- ---------- ---------- ----------
   Interest        $73,091       $31,858


During the nine month period ended September 30, 2000, Prime's consolidated sales revenue increased to $373,563 from $199,860 for the corresponding period of the prior year. $101,573 of the increase is attributed to the integration of Marathon Telecom into NACC-Tel, $26,414 of the increase is attributed to the integration of NTCOMM into NACC-Tel, $400 of the increase was attributed to the startup of LMDS, and approximately $45,316 of the increase is attributed to NACC-Tel's increased marketing efforts.

The Prime consolidated gross margin as a percent of revenues increased to 74% for the nine months ended September 30, 2000 from 57% in the corresponding period of the prior year. The increase in the gross margin is due to approximately 10% additional discounts for volume purchases provided to NACC-Tel by its telephone vendors, and approximately 7% of the increase is attributed to a change in the mix of Prime sales from predominantly service calls in the third quarter of 1999 to service calls and new installations in the third quarter of 2000 .

Prime's selling, general and administrative expenses for the nine-month period ended September 30, 2000 increased to $1,430,762 from $185,726 for the corresponding period of the prior year. Approximately $50,957 of the increase is attributed to increased marketing efforts, $1,003,386 for additional corporate overhead costs, $124,464 for employee and outside director stock option programs, and approximately $66,229 for expenses related to the launching of our LMDS systems.

The loss from operations during the nine month period ended September 30, 2000 was $1,156,121 on revenues of only $373,563. This is attributed to the selling, general and administrative expenses described immediately above. We anticipate that, as we launch our wireless broadband systems and generate revenues from the customers, these expenses will be less than our net revenues after deducting the cost of sales, thereby generating positive operating income.


A loss on investment was recorded during the nine month period ended September 30, 2000 in the amount of $1,156,000. This has reflected what is believed to be a permanent decline in the value of U.S. Trucking. No similar loss was recorded in the corresponding nine- month period of the prior year.

Interest expense for the nine-month period ended September 30, 2000 increased to $73,091 from $31,858 for the corresponding period of the prior year. The increase is attributed to the increased debt assumed in the merger of Worldnet with Prime. Interest expense during the fourth quarter of 2000 should be minimal, as most of Prime's liabilities were settled during the three-month period ended March 31, 2000.


At  September  30,  2000  approximately   $22,880   representing  31%  of  trade
receivables was due from 2 customers. For the nine-month period ended September 30, 2000 none of our customers accounted for more than 10% of sales.

During the nine month period ended September 30, 2000, NACC-Tel's sales revenue increased to $361,135 from $199,860 for the corresponding period of the prior year. The increase in revenue is attributed to the integration of Marathon Telecom into NACC-Tel Corp., increased marketing efforts, and to our being awarded a high percentage of the contract proposals we had bid on.


NACC-Tel's gross margin as a percent of revenues increased to 75% for the nine months ended September 30, 2000 from 57% in the corresponding period of the prior year. The increase in the gross margin is due to approximately 10% additional discounts for volume purchases provided to NACC-Tel by its telephone vendors, and 8% of the increase is attributed to a change in the mix of sales from predominantly service calls in the third quarter of 1999 to service calls and new installations in the third quarter of 2000.


NACC-Tel's selling, general and administrative expenses for the nine-month period ended September 30, 2000 decreased to $114,273 from $149,713 for the corresponding period of the prior year. The decrease is attributed to the reallocation of certain corporate administrative functions to Prime from the NACC-Tel subsidiary in 2000.

During the nine month period ended September 30, 2000, Prepaid's sales revenue increased to $12,028 from $0 for the corresponding period of the prior year. The increase in revenue is attributed to the startup of the business. The gross margin as a percent of revenues was 41% for the nine months ended September 30, 2000. There were no operations in the comparable period in 1999 from this segment of our operations.

Prepaid's selling, general and administrative expenses for the nine-month period ended September 30, 2000 increased to $11,329 from $0 for the corresponding period of the prior year. There were no operations in the comparable period in 1999 from this segment of our operations.

During the nine month period ended September 30, 2000, LMDS' sales revenue increased to $400 from $0 for the corresponding period of the prior year. The increase in revenue is attributed to the startup of the business. The gross margin as a percent of revenues was 100% for the nine months ended September 30, 2000. There were no operations in the comparable period in 1999 from this segment of our operations.

LMDS' selling, general and administrative expenses for the nine-month period ended September 30, 2000 was $5. There were no operations in the comparable period in 1999 from this segment of our operations.



Liquidity  and Capital  Resources  For the Fiscal Year ended  December  31, 1999
--------------------------------------------------------------------------------
Compared to the Year ended December 31, 1998.
---------------------------------------------



At December 31, 1999, Prime had cash of $237,403 and a working capital deficit of $61,836. The primary cause of the deficit position resulted from the assumption of net liabilities in the merger of Worldnet with Prime.


Cash used in  operations  was  $124,970  for the year ended  December  31,  1999 compared to $24,986 in 1998. The cash used in operations was primarily attributed to the net loss offset by noncash charges for depreciation, the one-time noncash charge related to the merger of Worldnet with Prime, and an increase in accrued interest.

Cash provided by investing activities, consisting primarily of proceeds from the sale of property held for sale, was $1,060,211 for the year ended December 31, 1999. Cash used in investing activities, consisting of purchases of property and equipment, was $7,635 for the period ended December 31, 1998.

Cash used in financing activities was $701,317 for the year ended December 31, 1999 and consisted of $740,565 paid on notes payable (with the proceeds from the sale of property held for sale) offset by $39,248 of proceeds from notes payable (used for operating expenses). Cash provided by financing activities was $36,100 for 1998 and consisted of capital contributions.
                                                                              31

Liquidity and Capital  Resources  For the Nine Month Period ended  September 30,
--------------------------------------------------------------------------------
2000 Compared to the Nine Month Period ended September 30, 1999.
----------------------------------------------------------------


At September 30, 2000, Prime had cash of $1,073,819 and working capital of $358,341. The increase during the nine months ended September 30, 2000 was due primarily to the completion of Prime's Private Placement Offering during the first quarter of 2000.


Cash used in operations was $936,934 for the nine months ended September 30, 2000 compared to cash provided by operations of $116,788 for the corresponding period in the prior year. The cash used in operations was primarily attributed to the overhead costs associated with the merger of Worldnet with Prime and the development and launching of our LMDS systems.

Cash used in investing activities increased to $203,040 for the nine months ended September 30, 2000 compared to cash used of $17,324 for the corresponding period in the prior year. The increase is attributed to the purchase of equipment associated with the development and launching of our LMDS systems, and our wireless DSL service.


Cash provided by financing activities was $1,976,390 for the nine months ended September 30, 2000, compared to cash used of $47,273 for the corresponding period in the prior year. The cash provided resulted from the completion of Prime's Private Placement Offering of common stock during the first quarter of 2000, offset by payments on notes payable.

In March 2000, Prime sold 6,569,444 shares of its common stock in private placement offerings, raising $2.4 million. Additionally, in February 2000 creditors holding $1,240,216 (balance due as of February 28, 2000) of notes payable, plus accrued interest of $66,971, converted their debt into 2,904,860 restricted common shares of Prime. The market price of the common stock at the time of conversion was $.75, and the exchange ratio of debt to common stock was $.45 per share. In March 2000 another creditor converted $143,720 of short-term debt, plus accrued interest of $107,884, into 561,111 restricted common shares of Prime. The market price at of the common stock at the time of conversion was $2.625 and the exchange ratio of debt to common stock was $.45 per share. The conversion ratio was each dollar of debt was converted into 2.22222 common shares. These notes were converted into common shares at the same price offered to the investors who purchased common shares through the private placement that closed March 31, 2000. The offering price was below the market price at the time, causing a non-cash loss on extinguishment of debt in the amount of $1,852,595 during the three months ended March 31, 2000. In September, 2000 a creditor converted $100,000 of short-term debt, plus accrued interest of $9,778, into 312,500 restricted common shares of Prime. The market price of the common stock at the time of conversion was $.719 and the exchange ratio of debt to common stock, per the terms of the note, was $.32 per share based upon the $100,000 principal only. The conversion ratio was each dollar of debt, including accrued interest, was converted into 2.84655 common shares.




On October 3, 2000 Prime entered into an investment agreement with Swartz Private Equity, LLC, enabling Prime to sell up to $30 million of its common stock, over a 36 month period beginning on the date a registration statement filed with the Securities and Exchange Commission is declared effective by the SEC. The purchase price per share of common stock is 91% of the market price. Market price is defined as the lowest closing bid price for the common stock during the twenty business-day period following the date that notice of Prime's intention to sell shares is provided to Swartz. However, the market price may not be less than the designated minimum per share price, if any, that Prime indicates in the notice. The terms of the agreement limit the number of shares Prime may sell each month to the lesser of 1.5 million shares, $2,000,000, or 15% of the volume of its shares traded during the month. Prime is not obligated to sell any shares to the investor, but the investor's commitment to purchase shares is irrevocable. The investment agreement provides for a non-usage fee to be paid by Prime to the investor, up to the amount of $100,000 during each 6 calendar month period, in the event that Prime has not sold at least $1,000,000 of shares to the investor during the 6 month period. However, Prime will not be required to pay a non-usage fee for any six month period during which it has sold to the investor the maximum number of shares, based upon the above limitations, allowable under the agreement. In the event Prime terminates the Agreement, a termination fee of up to $200,000 will be due to the investor. Prime issued the investor a commitment warrant to purchase 1,521,000 shares at $0.531 as consideration for the $30 million investment agreement. None of the warrants were exercisable on or before September 30, 2000. The warrant is exercisable as to 1,014,000 shares as of October 3, 2000. The warrant is exercisable as to the remaining 507,000 shares covered by the commitment warrant on the earlier of March 8, 2001, or the date the Registration Statement is declared effective by the Securities and Exchange Commission. Prime is subject to various covenants contained in the agreement.

Prime's  ability to fully  develop  its local  multipoint  distribution  service business is dependent upon its ability to obtain financing for the infrastructure equipment and working capital to develop the market opportunities. Management believes the cash on hand plus the anticipated proceeds from the $30 million equity line will be sufficient to sustain its operations for at least the next 12 months.

Prime has no outstanding material commitments. Prime has entered into a supply agreement with Alcatel for the supply of local multipoint distribution system equipment. This agreement enables, but does not obligate, Prime to purchase up to $6.5 million of equipment. Prime becomes obligated to accept equipment from Alcatel only upon the issuance by Prime of purchase orders covering specific equipment for delivery to a specific location.


Prime has entered into a supply agreement with Adaptive Broadband Corporation for the supply of wireless broadband system equipment. This agreement enables, but does not obligate, Prime to purchase up to $2.3 million of equipment. Prime becomes obligated to accept equipment from Adaptive only upon the issuance by Prime of purchase orders covering specific equipment for delivery to a specific location.


Impact of Recently Issued Standards


In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB133), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by FASB 137, issued in June 1999, such that it is effective for Prime's financial statements for the year ending December 31, 2001. Prime does not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, entitled "Revenue Recognition in Financial Statements." SAB 101A was issued by the SEC on March 24, 2000 and delays the required implementation date of SAB 101 until the second quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. Prime does not believe that the adoption of SAB 101 will have a material effect on its financial position or results of operations.


Seasonality and Inflation


Management does not believe Prime's operations are significantly affected by seasonality or inflation.




Year 2000 Compliance


Prime has experienced no disruption in its operations that management can attribute to Year 2000 issues. In addition, Prime has seen no Year 2000-related problems itself or received any reports of such problems from entities with which it transacts business.




Acquisition of Professional Services Firms

In addition to organic growth, a key component of our overall growth strategy is the acquisition of, or investment in, complementary businesses, technologies, services and products. We have acquired two companies since 1999 and intend to continue to pursue opportunities to acquire similar businesses.


We believe our acquisitions have supported our growth and enhanced the quality of services we offer our clients. Our acquisitions have allowed us to rapidly build our base of professionals in the context of a tight labor market for experienced technical and creative professionals. Our broadening Internet coverage has allowed us to better meet the needs of our national clients and to attract new clients who seek integrated services across diverse geographic areas. We have also been able to expand our service offerings through the acquisition of companies with complementary products and skill sets. Additionally, we expect to achieve cost synergies by consolidating management and back-office operations and sharing technical infrastructure.

We evaluate acquisitions based on numerous quantitative and qualitative factors. Quantitative factors include historical and projected revenues and profitability, geographic coverage and backlog of projects under contract. Qualitative factors include strategic and cultural fit, management skills, customer relationships and technical proficiency. We used our common stock as the primary consideration. We anticipate that we will use common stock and cash as the primary form of consideration for future acquisitions.


We strive to integrate all acquired companies into our operating organization. This integration includes business development, delivery of services, managerial and administrative support, benefits, purchasing and all other areas.

All of our acquisitions have been accounted for using the purchase method. Under the purchase method, the financial data of the acquired entities are consolidated with our financial results from the effective dates of their acquisition. For each acquisition, a portion of the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values on the acquisition date. The remaining unallocated portion of the purchase price is allocated to intangible assets, primarily goodwill, and amortized on a straight-line basis over the estimated period of benefit, which is currently 10 years. We evaluate the period of benefit on a company-by-company basis. We expect to incur acquisition-related amortization expenses as a result of our acquisition program.

We have incurred recurring operating losses and negative cash flows from operating activities, but have positive working capital. We believe that our available equity financing arrangement with Swartz will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, we may not receive financing from Swartz, or we may require additional financing within this time frame; such additional financing, if needed, may not be available on terms acceptable to us, if at all.



Description of Property



Prime leases and rents the following facilities as general office, engineering, and retail space per the terms of the leases or on a month-to-month basis as applicable:


Location                          Type               Size          Annual Rent
--------------------------------------------------------------------------------
Yuba City, Ca*              Office, Engineering,     2,240 sq. ft.     $20,160
                                 ISP, NOC,
                           Equipment Refurbishing,
                                  Retail

Concord, California                 Office             700 sq. ft.     $ 9,180

Sacramento, California              Office           1,200 sq. ft.     $ 6,205

Yuba City, California               Storage            200 sq. ft.     $   900


Yuba City, California               Storage            150 sq. ft.     $   660

New Castle, Pennsylvania            Office             950 sq. ft.     $12,000

New Castle, Pennsylvania   80 sq. ft & rooftop rights   80 sq. ft.     $ 9,000

Oil City, Pennsylvania    100 sq. ft & tower space     100 sq. ft.     $ 8,400

Meadville, Pennsylvania   225 sq. ft. & rooftop rights 225 sq. ft.     $ 4,200


*An officer and director of Prime is the landlord of this property.

Certain Relationships and Related Transactions



Norbert Lima, a Director and Prime's CEO, owns the real estate in which Prime's headquarters is located. Prime paid rent of $11,000 in 1999 and 1998 on its headquarters. A three-year lease agreement was authorized by the Board of Directors in June, 2000 and was entered into and executed that month. The
NACC-Tel proprietorship, which was merged into NACC-Tel Corp., has been operating at this location since 1986. After the Prime Worldnet merger in August 1999, Prime determined that it would be most cost effective to continue to operate NACC-Tel from the same location and move Prime Companies, Inc. headquarters to the Yuba City location. With respect to the current lease on this building, Mr. Lima allowed preferential benefits to Prime under the following terms: the per square foot cost to Prime is $.75 per month as compared to an unrelated stock broker tenant in the building paying $.80 per month. Mr. Lima also allowed a lease-out clause with a 30 day notice to vacate and a termination fee of $2000. These terms make the Prime lease more favorable than would be available elsewhere in the market place.


On March 19, 1999, Norbert Lima, as an individual and sole proprietor of the former NACC-Tel proprietorship, which was subsequently acquired by NACC-Tel
Corp., acquired the assets of Marathon Telecom from an unrelated party in exchange for the assumption of certain liabilities totaling approximately $40,000 and consideration paid to the seller of $5,500. On April 1, 1999, Norbert Lima assigned to his son, Adrian Lima, who was an employee of the NACC-Tel proprietorship, his 100% ownership of Marathon with no consideration to be paid to Norbert Lima.

During the period between March 19, 1999 through October 15, 1999, Adrian Lima operated Marathon independently of Norbert Lima and the NACC-Tel proprietorship. Marathon generated revenues of approximately $99,000 (unaudited) and had net income of approximately $28,000 (unaudited). Financial information for Marathon prior to March 19, 1999 is not available.

On October 15, 1999, Prime acquired the assets of Marathon from Adrian Lima, a sole proprietor, in exchange for 517,241 shares of Prime's common stock. This stock issuance was valued at the average of the closing bid and ask prices for three days before and after the acquisition was agreed to by Prime and Marathon. The transaction was accounted for as a purchase and accordingly, the inclusion of the operations of Marathon in the consolidated operations commenced on the acquisition date. The resulting purchase price was $196,552 which consists of $188,602 stock based compensation for the 517,241 shares of common stock issued to Adrian Lima and $7,950 in fixed assets.

Irving Pfeffer, PhD, LLB, a principal in Pfeffer & William, P.C., and a member of the State Bar of California, is counsel to Prime. He is the former Chairman of the Board of Prime, and remains a significant shareholder of Prime. He resigned as an officer and director when the Prime Worldnet merger was consummated in August 1999.


Executive Compensation


The following table sets forth the aggregate cash compensation paid to all officers of Prime. The officers received no other compensation from Prime:



--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
     Name          Principal       Year      Salary       Options      Exercise       Exercisable       Expiration
                    Position                                            Price
=============== ================= ======== ============ ============ ============= ================== ================
 Norbert Lima         CEO          2000      $95,833      95,833       $.21875         12/31/00          12/31/03
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
                                   1999      $28,850
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
                                   1998      $6,752
=============== ================= ======== ============ ============ ============= ================== ================
   Stephen            CFO          2000      $95,833      95,833       $.21875         12/31/00          12/31/03
   Goodman
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
                      (a)          1999      $5,500        5,500        $1.00          01/31/00          12/31/02
=============== ================= ======== ============ ============ ============= ================== ================
 Adrian Lima     VP-Engineering    2000      $68,971      68,971       $.21875         12/31/00          12/31/03
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
                                   1999      $54,347      54,346        $1.00          01/31/00          12/31/02
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------
                                   1998      $37,642
--------------- ----------------- -------- ------------ ------------ ------------- ------------------ ----------------


 (a) Mr. Goodman's compensation in 1999 was from August through December.


EMPLOYMENT AGREEMENTS


In accordance with the Commission Rules, the following is a list of all Compensatory Plans or Arrangements of Prime:


            Prime Companies 401(k)
            Prime Companies, Inc. Incentive Stock Option Plan


On January 14, 2000, Prime approved compensation for its CEO and CFO each at the rate of $8,333 per month for the year 2000. In April 2000 Prime approved compensation for its Vice-President - Engineering at the rate of $6,000 per month. Messrs. Lima and Goodman were awarded employment agreements in September 2000.

STOCK OPTIONS

On January 1, 2001 there were outstanding options on 681,813 shares to various individuals. Each option provides the right to purchase one share of common stock. 165,711 of these options expire December 31, 2002 and 516,102 of these options expire December 31, 2003. Of the 165,711 options granted, 105,711 options expiring in 2002 are currently exercisable at $1.00 per share, and 60,000 options expiring in 2002 are currently exercisable at $.21875, the closing price of the common stock on the last business day of 2000. All of the options expiring in 2003 are currently exercisable at $.21875, the closing price of the common stock on the last business day of 2000. Mr. Goodman, Mr. Adrian Lima, and Mr. Norbert Lima have rights under the Year 2000 and the Year 1999 Employee Stock Option Programs. Messrs. Turley, Sokolowski, and Hinz each have 20,000 options under the Year 2000 Outside Director Stock Option Program. These options are currently exercisable and expire December 31, 2002. There are no other warrants, rights, conversion, privileges, or other rights pursuant to which Mr. Goodman, Mr. Adrian Lima or Mr. Norbert Lima or any other current Officer or Director has the right to acquire further shares in Prime.


There were no stock options granted in 1999. Options under the Year 1999 Employee Stock Option Program were granted in March 2000.


In March 2000, the Board of Directors approved an employee stock option program for all employees on staff as of January 31, 2000, whereby each employee is granted the right to purchase the number of shares equal to 1999 gross earnings (at Prime or any of its subsidiaries) at $1.00 per share; the options vest immediately and expire December 31, 2002. Prime granted 105,711 options to purchase common stock and recorded compensation expense of $109,014 in connection with the 1999 Employee Stock Option Program during the nine months ended September 30, 2000.

In March 2000, the Board of Directors also approved an employee stock option program for all employees employed by Prime in 2000 and on staff at December 31, 2000, whereby each employee is granted the right to purchase the number of shares equal to 2000 gross earnings (at Prime or any of its subsidiaries) at $1.50 per share; the options are to expire December 31, 2003, and do not vest until December 31, 2000. On December 13, 2000 the Board of Directors repriced the exercise price of these options to the closing price of the common stock on the last business day of 2000, December 29, 2000, which was $.21875. On December 31, 2000 516,102 options were automatically granted, and vested under the 2000 Employee Stock Option Program, and are currently exercisable.


In March 2000, the Board of Directors also approved a stock option program whereby each outside director was granted 20,000 options for the year 2000, to expire December 31, 2002, at $1.00 per share. The options vest on January 1, 2001 to each current outside director who is still a director on that date. As of September 30, 2000, Prime incurred additional consulting expense of $15,450 for this stock option program. On December 13, 2000 the Board of Directors repriced the exercise price of these options to the closing price of the common stock on the last business day of 2000, December 29, 2000, which was $.21875. On December 13, 2000 the Board of Directors also amended the plan to include each current outside director who is still a director on December 31, 2000. On January 1, 2001 60,000 options were automatically granted and vested under the 2000 Outside Directors Stock Option Program.






                                  Employee and Director Stock Options
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
          Name             1999        1999          2000        2000         Total            Total
                          options     options       options     options       options          options
                          granted    exercised      granted    exercised      granted         exercised
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Eduardo Alcantar                                        4,474                       4,474
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Jack Alden                   21,977                    28,841                      50,818
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Dale Anderson                 5,114                    33,435                      38,549
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Kathleen Criswell             2,265                     9,548                      11,813
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Joseph Field                                           10,005                      10,005
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Karen Fischer                                          15,924                      15,924
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Stephen Goodman               5,500                    95,833                     101,333
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Rodney Hamilton               8,723                    22,495                      31,218
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Kenneth Harding                                        20,219                      20,219
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Sondra Harrison                                        12,756                      12,756
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Brian Held                                             15,654                      15,654
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Dennis Hinz                                            20,000                      20,000
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Lynn Judd                     2,022                    25,032                      27,054
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Samuel Kyeremeh               1,600                                                 1,600
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Adrian Lima                  54,346                    68,971                     123,317
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Damian Lima                                             4,975                       4,975
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Laura Lima                    4,164                                                 4,164
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Norbert Lima                                           95,833                      95,833
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Leah Mazar                                              3,742                       3,742
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Jane McMillan                                          18,802                      18,802
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
David Miller                                              769                         769
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Jimmie Needles                                          3,623                       3,623
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Dan Raybuck                                            17,182                      17,182
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Martin Sokolowski                                      20,000                      20,000
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
William Turley                                         20,000                      20,000
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Justin Werner                                           7,989                       7,989
------------------------- ---------- ----------- ------------- ----------- --------------- -------------
Total                      105,711
========================= ========== =========== ============= =========== =============== =============


DIRECTOR COMPENSATION



Prime's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. Prime compensates directors $500 for each meeting of the Board attended by such director.


In August, 2000, the Board of Directors authorized compensation to members of the Audit Committee at the rate of $500.00 per meeting.


CHANGES IN AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON  ACCOUNTING  AND  FINANCIAL
--------------------------------------------------------------------------------
DISCLOSURE
----------

Effective December 16, 1998, Gilbert and Company, the Registrant's Certifying Accountant for the past two fiscal years, were dismissed.

Gilbert and Company's reports have not contained an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Nor has there been any disagreement with Gilbert and Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

A letter from Gilbert and Company to the Securities and Exchange Commission dated December 28, 1998 regarding the above is included as Exhibit _____.

On December  16, 1998,  Hein +  Associates  LLP,  Certified  Public  Accountants
(Hein), were engaged to serve as the Registrant's new auditors. The election of Hein, was approved by the Audit Committee of the Registrant's Board of Directors.

Prior to hiring Hein, neither management or anyone acting on its behalf consulted Hein during our two most recent fiscal years or the subsequent interim periods.

EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K.


The following documents are filed as part of this report:

1)   Financial statements.

2) Financial statement schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto incorporated by reference herein.


3)   Exhibits.

Exhibit                            Description
-------                            -----------
3.1      Amended and Restated Certificate of Incorporation of the Company

3.2      Bylaws of the Registrant as Amended

4.1      Specimen - Common Stock Certificate of the Registrant

4.2      Registration Rights as Amended

4.3      Copy of License Agreement Issued By FCC

4.4      Swartz Investment Agreement

4.5      Warrant to Purchase Common Stock issued to Swartz

5.1      Opinion Letter

10.1     Binding Letter of Intent with New Wave Networks LLC

10.11    Definitive Agreement with New Wave Networks LLC

10.22    Employment Agreement of Norbert J. Lima

10.23    Employment Agreement of Stephen Goodman

10.24    Lease Agreement made between the Registrant and Norbert J. Lima

16.1 Letter re: Change in Certifying Accountant of Gilbert and Company dated December 28, 1998.

21.2     List of Subsidiaries

23.1     Consent of Hein + Associates LLP


4)   Reports on Form 8-K

            NONE



RECENT SALES OF UNREGISTERED SECURITIES


In February 2000 creditors  holding  $1,240,216  (balance due as of February 28,
2000) of notes payable, plus accrued interest of $66,971, converted their debt into 2,904,860 restricted common shares of Prime.

In March 2000, Prime sold 6,569,444 shares of its common stock in private placement offerings to 161 investors, under an exemption offered by Regulation D of the Securities and Exchange Act, raising $2.4 million. Four of the investors who purchased a total of 265,000 shares at $.45 per share are or have been directors of Prime. Additionally, in March 2000 another creditor converted $143,720 of short-term debt, plus accrued interest of $108,750, into 561,111 restricted common shares of Prime. These notes were converted into common shares at the same $.45 per common share price offered to the investors who purchased common shares through the private placement that closed March 31, 2000. The conversion ratio was each dollar of debt was converted into 2.22222 common shares. The offering price was below the market price at the time, causing a non-cash loss on extinguishment of debt in the amount of $1,852,595 during the three months ended March 31, 2000.

The following is a table detailing the transactions by the four investors who are or have been directors of Prime, who purchased shares in the private placement offering described in the paragraph immediately above:

----------------------- -------------------- ------------------- --------------
         Director         Number of shares     Price per share     $ invested
----------------------- -------------------- ------------------- --------------
      Eric Bergmann            70,000               $.45            $31,500
----------------------- -------------------- ------------------- --------------
     Michael Gilbert           45,000               $.45            $20,250
----------------------- -------------------- ------------------- --------------
    Martin Sokolowski          40,000               $.45            $49,500
----------------------- -------------------- ------------------- --------------
      William Turley          110,000               $.45            $18,000
----------------------- -------------------- ------------------- --------------
          Total               265,000

----------------------- -------------------- ------------------- --------------


In April 2000, Prime issued 1,000 shares of common stock at a price of $2.00 per share for an internet domain name.


In June 2000 Prime issued 6,489 shares of common stock at the closing price of $1.343 on May 8, 2000 in payment of an invoice for $8,714.29, and 6,340 shares of common stock at the closing price of $1.375 on June 13, 2000 in payment of an invoice for $8,718.70, to a consultant for services rendered related to market research and written studies of our various local multipoint distribution service markets. These studies included suggested sites for the placement of the infrastructure equipment in each of our markets, and suggested the priority in which we launch the wireless broadband systems in our various markets.

In June 2000 Prime issued 273,427 shares of common stock for consulting services rendered in referring accredited investors to Prime and expenses related to the private placement that closed on March 31, 2000. The market value of the shares was $1.188 per share on June 30, 2000, and the total value of the consulting services rendered and expenses was $324,695.



In September 2000 the creditor of a $100,000 convertible note due October 1, 2000 converted the balance then due of $109,778 (including accrued interest of $9,778) into 312,500 shares of Prime's common stock, which have been issued in full satisfaction of the note. Prime incurred additional interest expense of $40,625 due to a beneficial conversion feature of the note.


In September 2000 Prime entered into an agreement with two former officers, directors, and shareholders to settle two lawsuits between the parties. The terms of the settlement are that Prime will receive 5,500,000 common shares back from the two former officers for cancellation, and Prime will disaggregate three of its local multipoint distribution service licenses and assign one-half of each of the three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers. Due to the related party nature of the transaction, Prime recorded the settlement based on its historical cost because recording the transaction at the fair market value of the shares would have resulted in a material gain between related parties. The application to disaggregate the three licenses was filed with the FCC on December 27, 2000; it was accepted by the FCC and put on public notice on January 3, 2001.

Undertakings

(a)  The undersigned registrant hereby undertakes that it will:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; 45



          (iii)To include any additional or changed material information on the plan of distribution;


     (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that it will:

     (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES



     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in Yuba City, California on February 6, 2001.




PRIME COMPANIES, INC.


                                      By:  /s/ Norbert J. Lima
                                     ----------------------------------
                                     Norbert J. Lima, Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and as of the dates indicated.


Signature                          Title                             Date
---------                         -------                           -------


/s/ Norbert J. Lima         President, Director,
--------------------        Chief Executive Officer
Norbert J. Lima             (Principal Executive Officer)       February 6, 2001


/s/ Stephen Goodman         Chief Financial Officer, Secretary,
--------------------        Treasurer, Director
Stephen Goodman             (Principal Financial Officer)       February 6, 2001



/s/ William Turley          Director
-------------------
William Turley                                                  February 6, 2001



/s/ Martin Sokolowski       Director
---------------------                                           February 6, 2001
Martin Sokolowski



/s/ Dennis Hinz             Director
---------------------                                           February 6, 2001
Dennis Hinz

                              PRIME COMPANIES, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                         DECEMBER 31, 1998 AND 1999 and
                For the NINE Months Ended SEPTEMBER 30, 1999 and
                                2000 (unaudited)


                                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS







                                                                                                                  PAGE
                                                                                                                  ----

Independent Auditors' Report.......................................................................................F-2

Consolidated Balance Sheet - December 31, 1999 and September 30, 2000 (unaudited)..................................F-3

Consolidated Statements of Operations - For the Years Ended December 31, 1998 and 1999, and
     For the Nine Months Ended September 30, 1999 and 2000 (unaudited).............................................F-4

Consolidated Statement of Stockholders' Equity (Deficit)  -  For the Years Ended December 31,
     1998 and 1999, and For the Nine Months Ended September 30, 2000 (unaudited)...................................F-5

Consolidated Statements of Cash Flows - For the years ended December 31, 1998, and 1999, and.......................F-6
     For the Nine Months Ended September 30, 1999 and 2000 (unaudited)

Notes to Consolidated Financial Statements.........................................................................F-7


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Prime Companies, Inc.,
Yuba City, California




We have audited the accompanying consolidated balance sheet of Prime Companies, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prime Companies, Inc. and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1999 in conformity with generally accepted accounting principles.



/s/HEIN + ASSOCIATES LLP


HEIN + ASSOCIATES LLP
Certified Public Accountants

Orange, California
April 20, 2000, except for paragraphs 2 through 4 of Note 4 which are as of August 31, 2000.



                                            PRIME COMPANIES, INC. AND SUBSIDIARIES

                                                  CONSOLIDATED BALANCE SHEET



                                                                                     DECEMBER 31,              SEPTEMBER 30,
                                                                                        1999                       2000
                                                                                   ----------------         ----------------
                                                                                                               (unaudited)

                                                             ASSETS
                                                             ------
CURRENT ASSETS:

     Cash and cash equivalents                                                     $        237,403         $      1,073,819
     Accounts receivable                                                                     28,405                   72,891
     Inventory                                                                               13,850                   37,589
     Deposits and other current assets                                                       31,700                    3,031
     Net assets held for sale                                                               661,702                     -
                                                                                   ----------------         ----------------
         Total current assets                                                               973,060                1,187,330

PROPERTY AND EQUIPMENT, net of accumulated depreciation of
     $31,308 and $57,104 (unaudited), at December 31, 1999
     and September 30, 2000, respectively                                                   103,671                  278,212

LICENSES, net of accumulated amortization of $30,774 and $58,954
     (unaudited), at December 31, 1999 and September 30, 2000,                              584,698                  412,681
     respectively

INTANGIBLE                                                                                     -                       2,000
                                                                                   -----------------        ----------------

TOTAL ASSETS                                                                       $      1,661,429         $      1,880,223
                                                                                   ================         ================

                                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                         ---------------------------------------------
CURRENT LIABILITIES:
     Current portion of notes payable to related parties                           $        180,500         $           -
     Convertible notes payable                                                              496,220                     -
     Accounts payable                                                                       159,715                   84,382
     Accrued interest                                                                       167,110                     -
     Other accrued expenses and liabilities                                                  31,351                  117,868
     Liabilities in excess of assets held for sale                                             -                     626,739
                                                                                   ----------------        ----------------
              Total current liabilities                                                   1,034,896                  828,989

NOTES PAYABLE TO RELATED PARTIES, less current portion                                    1,240,216                     -
                                                                                   ----------------         ----------------
              Total liabilities                                                           2,275,112                  828,989
                                                                                   ----------------         ----------------

COMMITMENTS AND CONTINGENCIES (Notes 3 and 12)                                                 -                        -

STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.0001 par value, 50,000,000 shares authorized, none
         issued and outstanding                                                                -                        -
     Common stock, $.0001 par value, 100,000,000 shares authorized,
         21,582,125 and 26,717,296 (unaudited), issued and outstanding a
         December 31, 1999 and September 30, 2000, respectively                               2,158                    2,672
     Additional paid-in capital                                                             282,244                6,383,471
     Unrealized gain on available-for-sale securities                                       125,000                     -
     Accumulated deficit                                                                 (1,023,085)              (5,334,909)
                                                                                   -----------------        ----------------
              Total stockholders' equity (deficit)                                         (613,683)               1,051,234
                                                                                   ----------------         ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                               $      1,661,429         $      1,880,223
                                                                                   ================         ================

             See accompanying notes to these financial statements.



                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   FOR THE YEARS ENDED             FOR THE NINE MONTHS ENDED
                                                                      DECEMBER 31,                       SEPTEMBER 30,
                                                         -----------------------------------   ---------------------------------
                                                               1998                1999               1999              2000
                                                         ---------------    ----------------   ---------------   ---------------
                                                                                                  (unaudited)       (unaudited)

SALES REVENUES                                           $       209,823    $        441,663   $       199,860   $       373,563
                                                         ---------------    ----------------   ---------------   ---------------

COSTS AND EXPENSES:
     Cost of sales                                               121,166             163,550            85,359            98,922
     Selling, general, and administrative expenses               143,002             599,474           185,726         1,430,762
     Expense recognized for net liabilities assumed in
       reverse merger                                              -                 428,194             -                 -
                                                         ---------------    ----------------   ---------------   ---------------
         Total costs and expenses                                264,168           1,191,218           271,085         1,529,684
                                                         ---------------    ----------------   ---------------   ---------------

INCOME (LOSS) FROM OPERATIONS                                    (54,345)           (749,555)          (71,225)       (1,156,121)
                                                         ---------------    ----------------   ----------------  ----------------

OTHER INCOME (EXPENSE):
     Interest income                                               -                  -                  -                37,610
     Interest expense                                            (14,796)           (199,089)          (31,858)          (73,091)
     Loss on securities available for sale                         -                  -                  -            (1,156,000)
                                                         ---------------    ----------------   ---------------   ----------------
         Net other income(expense)                               (14,796)           (199,089)          (31,858)       (1,191,481)


NET LOSS BEFORE EXTRAORDINARY ITEM                               (69,141)           (948,644)         (103,083)       (2,347,602)
     Provision for taxes                                           -                   5,300              -                -
                                                         ---------------    ----------------   ---------------   ----------------


INCOME (LOSS) FROM CONTINUING OPERATIONS                         (69,141)           (953,944)         (103,083)       (2,347,602)

EXTRAORDINARY LOSS ON EXTINGUISHMENT
     OF DEBT                                                        -                  -                  -            1,852,595
                                                         ---------------    ----------------   ---------------   ---------------

NET LOSS                                                 $       (69,141)   $       (953,944)  $      (103,083)  $    (4,200,197)
                                                         ================   =================  ================  ================

BASIC & DILUTED PER SHARE INFORMATION:

     Loss before extraordinary item                      $         (0.02)   $          (0.06)  $         (0.01)  $         (0.08)
     Extraordinary loss on extinguishment of debt                   -                  -                  -                (0.06)
                                                         ----------------   ----------------   ---------------   ----------------
     Net loss                                            $         (0.02)   $          (0.06)  $         (0.01)  $         (0.14)
                                                         ===============    =================  ================  ================

WEIGHTED AVERAGE SHARES OUTSTANDING                            4,500,000          16,680,764        14,500,000        29,112,248
                                                         ===============    ================   ===============   ===============



            See accompanying notes to these financial statements.



                                         PRIME COMPANIES, INC. AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)

           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)



                                                                                                        UNREALIZED GAIN
                                                                                                           (LOSS) ON
                                                               COMMON STOCK              ADDITIONAL      AVAILABLE-FOR-
                                                      ----------------------------        PAID-IN            SALE
                                                         SHARES           AMOUNT          CAPITAL         SECURITIES
                                                      ------------    -------------     -----------      -------------
BALANCES, January 1, 1998                                    --        $      --        $      --        $      --

     Capital contributions                              4,500,000              450           35,650             --
     Net loss                                                --               --               --               --
                                                      -----------      -----------      -----------      -----------
BALANCE, December 31, 1998                              4,500,000              450           35,650             --

     Stock issued for services                         10,517,241            1,051          220,341             --
     Stock issued in merger transaction                 6,507,742              651             (651)            --
     Stock issued in acquisitions                          57,142                6           26,904             --
     Comprehensive loss:
         Net Loss                                            --               --               --               --
         Unrealized gain on available-for-sale
              securities                                     --               --               --            125,000
         Total comprehensive loss                            --               --               --               --
                                                      -----------      -----------      -----------      -----------
BALANCE, December 31, 1999                             21,582,125      $     2,158      $   282,244      $   125,000
                                                      -----------      -----------      -----------      -----------

     Stock returned per settlement (unaudited)         (5,500,000)     $      (550)     $   (13,680)     $      --
     Issuance of common stock in connection with
     conversion of debt (unaudited)                     3,778,471              379        3,562,306             --
     Issuance of common stock, net of offering
          costs (unaudited)                             6,842,871              684        2,408,706             --
     Compensation expense recognized upon
         issuance of stock options (unaudited)               --               --            124,464             --
     Stock issued for purchase of other assets
         (unaudited)                                        1,000             --              2,000             --
     Stock issued for services (unaudited)                 12,829                1           17,431             --
     Comprehensive loss:
         Net Loss (unaudited)                                --               --               --               --
         Reclassification adjustment on available
         for-sale securities (unaudited)                     --               --               --           (125,000)
         Total comprehensive loss (unaudited)
                                                      -----------      -----------      -----------      -----------
BALANCE, September 30, 2000 (unaudited)                26,717,296      $     2,672      $ 6,383,471      $      --
                                                      ===========      ===========      ===========      ===========

                                                                          TOTAL
                                                                      STOCKHOLDERS'
                                                     ACCUMULATED         EQUITY
                                                       DEFICIT          (DEFICIT)
                                                     ------------      -----------

BALANCES, January 1, 1998                             $      --        $      --

     Capital contributions                                   --             36,100
     Net loss                                             (69,141)         (69,141)
                                                      -----------      -----------
BALANCE, December 31, 1998                                (69,141)         (33,041)

     Stock issued for services                               --            221,392
     Stock issued in merger transaction                      --               --
     Stock issued in acquisitions                            --             26,910
     Comprehensive loss:
         Net Loss                                        (953,944)
         Unrealized gain on available-for-sale
              securities                                     --
         Total comprehensive loss                            --           (828,944)
                                                      -----------      -----------
BALANCE, December 31, 1999                            $(1,023,085)     $  (613,683)
                                                      -----------      -----------

     Stock returned per settlement (unaudited)        $  (111,627)     $  (125,857)
     Issuance of common stock in connection with
     conversion of debt (unaudited)                          --          3,562,685
     Issuance of common stock, net of offering
          costs (unaudited)                                  --          2,409,390
     Compensation expense recognized upon
         issuance of stock options (unaudited)               --            124,464
     Stock  issued for purchase of other assets
         (unaudited)                                         --              2,000
     Stock issued for services  (unaudited)                  --             17,432
     Comprehensive loss:
         Net Loss (unaudited)                          (4,200,197)            --
         Reclassification adjustment on available
         for-sale securities (unaudited)                     --               --
         Total comprehensive loss (unaudited)                           (4,325,197)
                                                      -----------      -----------
BALANCE, September 30, 2000 (unaudited)               $(5,334,909)     $ 1,051,234
                                                      ===========      ===========



            See accompanying notes to these financial statements.



                                          PRIME COMPANIES, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE YEARS ENDED               FOR THE YEARS ENDED
                                                                     DECEMBER 31,                     SEPTEMBER 30,
                                                          ------------------------------    ------------------------------
                                                               1998             1999             1999              2000
                                                          -------------    -------------    -------------     ------------
                                                                                              (unaudited)      (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
     Net loss                                              $   (69,141)     $  (953,944)     $  (103,083)     $(2,347,602)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
     Bad debt                                                     --               --               --              6,233
     Depreciation and amortization                              11,526           49,506           11,222           73,007
     Impairment on investment                                     --               --               --          1,156,000
     Interest related to beneficial conversion feature
       of note payable/convertible debenture                      --               --               --             40,625
     Compensation recognized upon issuance of stock
       and stock options                                          --               --               --            124,464
     Stock issued for services                                    --            221,392             --             17,432
     Noncash expense recognized upon reverse merger
                                                                  --            428,193          219,383             --
     Changes in operating assets and liabilities:
     Accounts receivable                                       (10,158)         (17,247)           1,591          (50,719)
     Inventory                                                  12,779           (7,620)         (12,320)         (23,739)
     Prepaid expenses and other current assets                    (350)         (22,878)          (3,447)          30,321
     Change in liabilities in excess of assets held
       for sale                                                   --               --               --              7,441
     Accounts payable                                           30,358          (10,965)          12,225          (75,334)
     Accrued liabilities                                          --            188,593           25,000          104,937
     Due to/from owner                                            --               --            (33,783)            --
                                                           -----------      -----------      -----------      -----------
         Net cash provided by (used in) operating
             activities                                        (24,986)        (124,970)         116,788         (936,934)
                                                           -----------      -----------      -----------      -----------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                        (7,635)         (14,744)         (17,324)        (203,040)
     Sale of property held for sale                               --          1,074,955             --               --
                                                           -----------      -----------      -----------      -----------
         Net cash provided by (used in) investing
             activities                                         (7,635)       1,060,211          (17,324)        (203,040)
                                                           -----------      -----------      -----------      -----------

CASH FLOW FROM FINANCING ACTIVITIES:
     Capital contributions                                      36,100             --               --               --
     Proceeds from sale of stock                                  --               --               --          2,409,390
     Principal borrowings on notes payable                        --               --               --
     Proceeds from notes payable                                  --             39,248           10,000             --
     Principal payments on notes payable and
       long-term debt                                             --           (740,565)         (57,273)        (433,000)
                                                           -----------      -----------      -----------      -----------
         Net cash provided by (used in) financing
             activities                                         36,100         (701,317)         (47,273)       1,976,390
                                                           -----------      -----------      -----------      -----------

INCREASE IN CASH AND CASH EQUIVALENTS                            3,479          233,924           52,191          836,416

CASH AND CASH EQUIVALENTS, beginning of year                      --              3,479            3,479          237,403
                                                           -----------      -----------      -----------      -----------

CASH AND CASH EQUIVALENTS, end of year                     $     3,479      $   237,403      $    55,670      $ 1,073,819
                                                           ===========      ===========      ===========      ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash payments for:
         Interest                                          $    14,796      $    31,979      $      --        $      --
                                                           ===========      ===========      ===========      ===========
         Income taxes                                      $      --        $      --        $      --        $      --
                                                           ===========      ===========      ===========      ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH
    TRANSACTIONS:
     Assets acquired for assumption of debt                $    94,573      $      --        $      --        $      --
                                                           ===========      ===========      ===========      ===========
     Notes payable issued to acquire licenses              $      --        $   615,472      $      --        $      --
                                                           ===========      ===========      ===========      ===========
     Note payable issued to acquire property and
         equipment                                         $      --        $    10,076      $      --        $      --
                                                           ===========      ===========      ===========      ===========
     Net assets acquired in exchange for stock             $      --        $    26,910      $      --        $      --
                                                           ===========      ===========      ===========      ===========
     Contributions by stockholder                          $      --        $      --        $    40,091      $
                                                           ===========      ===========      ===========      ===========
     Conversion of Note Payable and Accrued Interest
         to Common Stock                                   $      --        $      --        $      --        $ 1,669,466
                                                           ===========      ===========      ===========      ===========
     Issuance of Common Stock for intangible asset         $      --               --        $      --        $     2,000
                                                           ===========      ===========      ===========      ===========
     Return of 5,500,000 shares of Common Stock            $      --        $      --        $      --        $   125,857
                                                           ===========      ===========      ===========      ===========
         per settlement agreement

            See accompanying notes to these financial statements.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


1.       ORGANIZATION AND NATURE OF OPERATIONS:
         -------------------------------------

         The consolidated financial statements include the accounts of Prime Companies, Inc. and its wholly owned subsidiaries (collectively, "the Company").


         On February 20, 1998, Bert Lima (the Company's CEO) acquired certain assets of Pagers Plus, Inc.(Pagers Plus), an entity for which Bert Lima served as an officer. Pagers Plus installed and serviced mobile radio systems for its retail customers. The business combination was accounted for as a purchase with NACC-Tel acquiring outstanding accounts receivable, inventory, and fixed assets with a fair market value equal to assumed liabilities of approximately $95,000. As the fair market value of the assets purchased was equal to the liabilities assumed, no goodwill was recognized in this acquisition. The activities of Pagers Plus are included in the combined operations of the Company subsequent to the date of the acquisition.

         Immediately subsequent to the acquisition of Pagers Plus, Mr. Lima contributed the net assets of Pagers Plus to NACC-Tel, a privately held company operated solely by Mr. Lima. NACC-Tel provides paging services and installation and servicing of interconnect and business communication systems. In February 1999, Mr. Lima exchanged 69% of his ownership interest in NACC-Tel to three individuals in exchange for services to be provided for the further development of the operations. NACC-Tel recorded compensation expense of approximately $25,000 as fair market value of the interests in the year ended December 31, 1999. The fair value of the interests assigned was based upon the actual cash contributions made by Mr. Lima during the year ended December 31, 1998 as NACC-Tel was a privately held company with only minimal revenues and operating losses.

         In February 1999, the NACC-Tel shareholders formed Worldnet Tel.com, Inc. (Worldnet), a Delaware corporation, to form the legal structure for the Company's further development with each owner contributing their respective interests in NACC-Tel to Worldnet in exchange for Worldnet common stock. For financial statement purposes, the operations of NACC-Tel are considered the business of Worldnet and the financial statements reflect the historical financial position and results of operations and cash flows of NACC-Tel.


         Pursuant to a Stock Purchase Agreement (the "Agreement") between Prime Companies, Inc. ("Prime"), a Delaware Corporation, a nonoperating public shell, and Worldnet, Worldnet was merged into Prime through a merger effective August 11, 1999.


         For financial statement purposes, Worldnet was considered the acquiring company, and Worldnet has treated this transaction as an acquisition of Prime. For legal purposes, however, Prime remained the surviving entity. Therefore, the combined entity retained Prime's capital structure. Prior to the merger, Prime had 6,507,742 shares of common stock outstanding held by various individuals. Pursuant to the agreement, Worldnet stockholders were issued 14,500,000 shares of Prime common stock. As a result of the stock exchange, the former shareholders of Worldnet hold 69% of the outstanding shares of common stock of Prime. At the time of the merger, Prime had liabilities in excess of net assets of $428,194. This amount was charged to operations on the date of the merger as a cost of the reorganization.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


         The accompanying financial statements of the Company reflect the operations of Worldnet and its subsidiaries and consolidate the operations of Prime and its subsidiaries commencing on the date of the merger.

         The Company's other wholly-owned subsidiaries are described below:


          Prepaid Tel.com Inc. (Prepaid), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. Prepaid is a Competitive Local Exchange Carrier ("CLEC") certified by the California Public Utility Commission. Prepaid had no substantial operations during 1999.

          LMDS Communications Inc. (LMDS), a Delaware corporation, was formed in February 1999 as a wholly-owned subsidiary of WNTC. LMDS is a telecommunications company with interests in the fixed broadband wireless sector. LMDS had no substantial operations during 1999.

          Mid-Cal Express, Inc. and Mid-Cal Express Logistics, Inc. (collectively, Mid-Cal) are wholly-owned subsidiaries of Prime. Mid-Cal ceased operations in December 1998 (prior to the acquisition by Worldnet) and is in the process of liquidating its assets and settling outstanding liabilities.

          Zenith Technologies Inc. (Zenith), a Delaware Corporation, was formed in December 1998 as a wholly-owned subsidiary of Prime Companies, Inc. To date, it has had no operations.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         ------------------------------------------

         Principles of Consolidation - The consolidated financial statements include the accounts of Prime Companies, Inc. and its wholly owned subsidiaries (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

         Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         Inventory - Inventory of installation equipment and materials are stated at the lower of cost (first-in, first-out method) or market.


         Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 5 to 7 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of property or equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

         Intangibles - Intangibles include the amounts paid to the FCC to purchase licenses for Local Multipoint Distribution Services in certain markets. The licenses are being amortized on a straight-line basis over the initial term of the license, which is ten years.

         Impairment of Long-Lived and Intangible Assets - In the event that facts and circumstances indicate that the cost of long lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.


         Revenue Recognition - Revenue is generated from the installation of business phone systems and is recognized in income as installations are completed. Revenue for paging services and maintenance are billed and recognized in income on a monthly basis.


         Income Taxes - The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined, based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


         Net Assets (Liabilities in excess of assets) Held for Sale - Net assets (liabilities in excess of assets) held for sale include 400,000 shares of common stock of US Trucking, Inc., and cash of Mid-Cal Express, Inc. (the Company's inactive trucking subsidiary) net of payables to unsecured creditors of Mid-Cal Express Inc. The assets are pledged as security for the unsecured creditors and are being held in escrow pending final settlement of the claims. As of September 30, 2000, the liabilities of Mid-Cal Express, Inc. exceeded the assets by $626,739. See note 5.


         Earnings Per Share - Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common stock equivalents as of December 31, 1998 and 1999 and September 30, 1999 and 2000 were anti-dilutive and excluded from the earnings per share computation.

         Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

         The Company's financial statements are based upon a number of significant estimates including the allowance for doubtful accounts, the estimated lives of property and equipment, licenses, and intangibles, and the realizability of deferred tax assets. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates will be further revised in the near term and such revisions could be material.


         Investments - The U.S. Trucking stock included in net assets (liabilities in excess of assets) held for sale is considered available for sale. These securities are carried at fair value with unrealized gains or losses, net of tax, reported as a separate component of stockholders' equity. The change in unrecognized gain on available-for-sale securities during 2000 includes reclassification adjustments for $1,156,000 of losses recognized in operations from a permanent impairment taken against the investment due to a significant decrease in the market value of the shares.

         Stock-Based Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations, including the Financial Accounting Standards Board Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation" which was effective July 1, 2000, in accounting for its employee stock options. In accordance with FASB Statement No. 123 "Accounting For Stock-Based Compensation" (FASB123), the Company will disclose the impact of adopting the fair value accounting of employee stock options. Transactions in equity instruments with non-employees for goods or services have been accounted for using the fair value method prescribed by FASB123.


         Concentrations of Credit Risk - Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions. In accordance with FASB Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," financial instruments that subject the Company to credit risk are primarily accounts receivable. The credit risk amounts shown do not take into account the value of any collateral or security.

         The customers of the Company's primary operations are located primarily in California. At December 31, 1999 and September 30, 2000, approximately $13,800 and $22,880 representing 48% and 31% of trade receivables was due from two customers. No other customers accounted for more than 10% of the Company's trade receivables at December 31, 1999 and September 30, 2000.

         Fair Value of Financial Instruments - The estimated fair values for financial instruments under FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision.

         The following methods and assumptions were used in estimating the indicated fair values of the Company's financial instruments:

                  Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


                  Long-term and other debt: The fair value of the Company's debt is estimated based on current rates offered to the Company for debt with similar terms and maturities and approximates carrying value.

         Impact of Recently Issued Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB133), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by FASB 137, issued in June 1999, such that it is effective for the Company's financial statements for the year ending December 31, 2001. The Company does not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No 101, entitled "Revenue Recognition in Financial Statements." SAB101A and SAB101B were issued by the SEC and delay the required implementation date of SAB101 until the fourth quarter of 2000. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or results of operations.

         Interim Financial Information - The September 30, 1999 and 2000 financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the Company's financial position as of September 30, 2000 and the results of operations and cash flows for the nine months ended September 30, 1999 and 2000. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of those that will be obtained for the entire fiscal year.


3.       BASIS OF PRESENTATION:
         ----------------------

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has recorded losses for the year ending December 31, 1999, resulting in an accumulated deficit of $1,023,085, as of December 31, 1999. Cash used in operations during the year ended December 31, 1999 was $24,986.

         Management expects to achieve profitable operations as its CLEC and Internet subsidiaries begin operations during 2000. Until profitable operations can be achieved, management had taken steps to obtain additional working capital for the Company. Subsequent to December 31, 1999, the Company converted approximately $1.7 million of debt and accrued interest to common stock and completed a private placement of an additional 6,842,871 shares of common stock for net proceeds of $2.4 million (see note 13). Management believes, based on its current and planned level of operations it has sufficient resources to continue as a going concern for at least the next twelve months.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

         Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustment that might be necessary should the Company be unable to continue as a going concern.


4.       ACQUISITIONS:
         ------------

         In September 1999, the Company acquired all of the assets of Olive Tree Image Engineers (a sole proprietorship) (Olive Tree) in exchange for 57,142 shares of the Company's common stock. This stock issuance was valued at the average of the closing bid and ask prices for three days before and after the acquisition was agreed to by the Company and Olive Tree. The transaction was accounted for as a purchase and the resulting purchase price of $26,910 was assigned to property and equipment acquired. Olive Tree had no substantial operations prior to the acquisition by the Company.


         On March 19, 1999, Bert Lima, as an individual and co-owner of NACC-Tel, a privately held company, acquired the assets of Marathon Telecom (Marathon) from an unrelated party in exchange for the assumption of certain liabilities totaling approximately $40,000 and consideration paid to the seller of $5,500. On April 1, 1999, Bert Lima assigned to his son, Adrian Lima who was an employee of NACC-Tel, his 100% ownership of Marathon with no consideration to be paid to Bert Lima. This transaction was in recognition of Adrian Lima's services provided to NACC-Tel without appropriate compensation.


         During the period between March 19, 1999 through October 15, 1999, Adrian operated Marathon independently of Bert Lima and NACC-Tel. Marathon generated revenues of approximately $99,000 (unaudited) and had net income of approximately $28,000 (unaudited). Financial information for Marathon prior to March 19, 1999 is not available.


         On October 15, 1999, the Company acquired the assets of Marathon from Adrian Lima, a sole proprietor, in exchange for 517,241 shares of the Company's common stock. This stock issuance was valued at the average of the closing bid and ask prices for three days before and after date the acquisition was agreed to by the Company and Marathon. The transaction was accounted for as a reorganization of entities under common control due to the family relationship between Bert and Adrian Lima, their collective ownership of approximately 25% of the Company and their positions as officers and directors of the Company. Accordingly, the inclusion of the operations of Marathon in the consolidated operations commenced on the acquisition date. The resulting purchase price was $196,552 which consists of $188,602 stock based compensation for the 517,241 shares of common stock issued to Adrian Lima and $7,950 in fixed assets.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


5.       NET ASSETS (LIABILITIES IN EXCESS OF ASSETS) HELD FOR SALE:
         ----------------------------------------------------------

         Mid-Cal Express, Inc., ceased operations in December 1998 and its assets have been pledged as security for the settlement of claims by its unsecured creditors. The assets are held by the Credit Managers Association of Southern California who is in the process of liquidating the assets and making final distribution to the creditors. The net assets (liabilities in excess of assets) held for sale consisted of the following:

                                                                         DECEMBER 31,            SEPTEMBER 30,
                                                                             1999                     2000
                                                                      --------------------    ---------------------

               Assets:
                   Cash in escrow                                     $         83,079        $          6,892
                   Investments                                               1,425,000                 144,000
                   Accounts Receivable                                           -                       6,999
                                                                      ----------------        ----------------
                        Total Assets                                         1,508,079                 157,891
               Unsecured Creditors                                            (846,377)               (784,630)
                                                                      -----------------       -----------------
                Net Assets(Liabilities) of Discontinued
                   Operations                                         $        661,702        $       (626,739)
                                                                      ================        =================


6.       PROPERTY AND EQUIPMENT:

         Property and equipment at consisted of the following:

                                                            DECEMBER 31,          SEPTEMBER 30,         ESTIMATED
                                                               1999                   2000            USEFUL LIVES
                                                       ---------------------  --------------------  ------------------


            Offices furniture and equipment            $         46,745       $         75,572           3 years
            Vehicles                                             16,470                 48,360           3 years
            Paging terminals                                     71,764                 71,764           7 years
                                                                                                    Lower of 5 years
                                                                                                    of the lease life
            Site Improvements                                   -                       18,212
            LMDS Equipment                                      -                      121,408           7 years
                                                       -----------------      ----------------
                 Total Property and equipment                   134,979                335,316
            Less accumulated depreciation and
                amortization                                    (31,308)               (57,104)
                                                       ----------------       -----------------
                                                       $        103,671       $        278,212
                                                       ================       ================


         Depreciation and amortization expense for the years ended December 31, 1998 and 1999, and the nine months ended September 30, 1999 and 2000 was $11,526, $18,731, $9,868 and $26,847, respectively.

         In November 1999, the Company sold a parcel of land including a building previously owned by Prime Companies (former the public shell) for net proceeds of $1,074,955 realizing no gain or loss.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



7.       NOTES PAYABLE TO RELATED PARTIES:
         --------------------------------

         In connection with the merger between Prime and Worldnet, the Company assumed notes payable to related parties. The Company had the following notes payable outstanding to related parties as follows:



                                                                                DECEMBER 31, 1999        SEPTEMBER 30, 2000
                                                                               ---------------------     ------------------


          Unsecured  notes  payable to  shareholders;  interest at 10%  accruing through  January 15, 2000,  thereafter  interest  payments due monthly beginning January 15, 2000; principal due July 31, 2001
                                                                               $      1,240,216          $       -

          Unsecured notes payable to a shareholder, former officer and director;
          interest at 10%; principal and interest due at various
          dates throughout 2000                                                         155,000                  -

          Note payable to a relative of the Chief Executive Officer;
          non-interest bearing; due April 15, 2000                                       25,500                  -
                                                                               ----------------          ------------------
                                                                                      1,420,716                  -
          Less: current portion                                                        (180,500)                 -
                                                                               ----------------          ------------------
          Long term portion                                                    $      1,240,216          $       -
                                                                               ================          ==================


         Interest expense to related parties was $60,954, for the year ended December 31, 1999 and $199,089 and $24,546 for the nine months ended September 30, 1999 and 2000, respectively. In addition, accrued interest on notes payable to related parties was $55,830 at December 31, 1999. In February 2000, notes in the principal amount of $1,240,216, plus accrued interest of $66,971 were settled by the issuance of 2,904,860 shares of the Company's common stock. The debt was converted at a price per share less than market value which created a $1,852,595 loss on debt extinguishment.


8.       CONVERTIBLE NOTES PAYABLE:
         -------------------------

         During 1999, the Company issued unsecured notes payable to an individual for cash and licenses. At December 31, 1999, principal of $496,220 and accrued interest of $111,280 were due on these notes. During the nine months ended September 30, 2000, the Company settled notes in the principal amount of $396,220 and accrued interest in the amount of $108,750 with cash payments of $252,500 and issuance of 561,111 shares of the Company's common stock.

         In September 2000, the Company converted the remaining note with a face value of $100,000 and accrued interest of $9,778 into 312,500 shares of the Company's common stock. The Company recognized additional interest expense of $40,625 upon the conversion of the note due to the beneficial conversion feature of the note.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


9.       COMMON STOCK:
         -------------

         The Board of Directors has approved increasing authorized common and preferred stock to 100 million and 50 million, respectively. The authorized increases will be submitted to the shareholders at the annual meeting for their approval.

         In March 2000, the Company completed a private placement offering of its common stock and sold 6,569,444 shares for $2.4 million (net of commissions of approximately $547,000). In connection with the private placement, the Company issued 273,427 common shares as commission.


10.      STOCK OPTIONS PLANS:
         -------------------

         In March 2000, the Company adopted the 1999 Employee Stock Option Plan (the 1999 Plan). Under the 1999 Plan, employees on the Company payroll as of January 31, 2000 are granted options to purchase the number of shares of common stock equal to their respective 1999 gross earnings (at Prime or any of its subsidiaries) at an exercise price equal to $1.00 per share. The options vest immediately and expire December 31, 2002.

         On March 16, 2000, under the 1999 Plan, the Company granted 105,711 options to purchase common stock to all employees employed by the Company on January 31, 2000. The options were granted at an exercise price of $1.00 which was less than the market value of the stock on the date of grant and the Company recognized compensation expense $109,014 for services provided.

         Also in March 2000, the Company adopted the 2000 Employee Stock Option Plan (the 2000 Plan). Under the 2000 Plan, employees on staff on December 31, 2000 are entitled to receive options to purchase the number of shares equal to their respective 2000 gross earnings (at Prime or any of its subsidiaries) at an exercise price equal to $0.22 per share. On December 29, 2000, the Company issued options to purchase 516,102 shares of common stock with an exercise price equal to the market price on the date of grant. The options vest immediately and expire December 1, 2003.


         In March 2000, the Company granted 20,000 shares to each of its Directors for services on the Board of Directors during the year ending December 31, 2000. The options were granted with an exercise price equal to $1.00 which was less than the market value of the stock on the date of grant and the Company recognized compensation expense of $15,450 for the services. The options vest on January 1, 2001 and expire in 2002. In December 2000, the Board of Directors reduced the exercise price of the options granted to Directors from $1.00 per share to $0.22 per share which equaled the market price on December 29, 2000. As the Company has adopted FIN 44, as disclosed in Note 2, this reduction of the exercise price of the stock options granted to the Board of Directors in March 2000, results in the accounting for the options as variable from the date of the modification to the date the options are exercised, forfeited, or expired unexercised. The Company will measure compensation at various dates until the options have been exercised, forfeited, or expire unexercised.


         In December 2000, the Board of Directors granted options to purchase 60,000 shares of common stock to Directors on the Board of Directors at December 31, 2000. The options have an exercise price equal to the market price on the date of grant, vest on January 1, 2001 and expire in December 2002

         The following table sets forth the activity for all options granted during the nine months ended September 30, 2000. No options were granted, exercised, or canceled during 1998 or 1999.

                                                                AVERAGE EXERCISE
                                         NUMBER OF SHARES        PRICE PER SHARE
                                        -------------------    -----------------

         Balance, December 31, 1999            2,555,209       $           2.32

         Granted                                 165,711                   1.00
         Canceled/Expired/Forfeited              (40,000)                  1.00
                                        ----------------       ----------------

         Balance, September 30, 2000           2,680,920       $           2.00
                                        ================       ================

         At September 30, 2000, the Company has options to purchase 1,502,086 shares exercisable at the price of $1.00, options to purchase 1,038,834 shares were exercisable at the price of $3.00, and options to purchase 120,000 shares were exercisable at the price of $6.00 per share. The remaining options become exercisable in 2001.

          If not previously exercised, canceled or forfeited, the outstanding options will expire as follows:


                                                                      AVERAGE EXERCISE
                                              NUMBER OF SHARES         PRICE PER SHARE
                PERIOD ENDED SEPTEMBER 30,
                                             -------------------    ----------------------

                  2001                              2,555,209       $              2.32
                  2002                                125,711                      1.00
                                             ----------------       -------------------

         Balance, September 30, 2000                2,680,920       $              2.00
                                             ================       ===================

         As noted in Note 2, the Company has not adopted the fair value accounting prescribed by FASB123 for employees. Had compensation cost for stock options issued to employees been determined based on the fair value at grant date for options awarded in 2000 consistent with the provisions for FASB123, the Company's net loss and net loss per share would have been adjusted to the proforma amounts indicated below:


                                                         NINE MONTHS ENDED
                                                         SEPTEMBER 30, 2000
                                                         -------------------

         Net Loss                                        $     (4,264,156)
                                                         ================

         Basic and diluted net loss per common share     $        (0.15)
                                                         ==============

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

         The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: a risk-free interest rate of 6.48%, expected life of three years, dividend yield of 0%, and expected volatility of 206.2%. The weighted-average fair value of the options granted during the nine months ended September 30, 2000 was $0.61.

11.      INCOME TAXES:
         ------------

         The provision for taxes for 1999 consists of state franchise taxes. The actual income tax expense differs from the "expected" tax expense computed by applying the U.S. federal corporate income tax rate of 34% because of the state taxes and changes in the valuation allowance of deferred tax assets.

          The components of the net deferred tax assets are as follows at December 31, 1999:

             Noncurrent deferred tax assets:

             Net operating loss carryforward                  $      3,292,227
                  Valuation allowance                               (3,292,227)
                                                              ----------------
                         Net noncurrent deferred tax assets   $          -
                                                              ================

         As of December 31, 1999, the Company has available net operating loss carryforwards for income tax purposes of $8,551,000 which expire through 2019. The Company has state net operating loss carryforwards of $4,140,000 which expire through 2004. Due to the change in control of Prime, the benefit of the net operating losses generated by Prime prior to the acquisition by Worldnet will be limited by certain consolidated return filing regulations and limitations under Section 382. This limitation would prevent the use of pre-acquisition net operating losses against the activities of Worldnet or any of its subsidiaries.


12.      EMPLOYEE DEFINED CONTRIBUTION PLAN:
         ----------------------------------

         Effective January 1, 1998, the Company adopted a 401K Profit Sharing Plan (the "Plan") covering all employees. To be eligible to participate in the Plan, employees must be age 21 and must complete at least 83.33 hours of service per month for at least 6 months. Contributions to the Plan are invested at the direction of the participant. The Company made no matching contributions to the Plan during the years ended December 31, 1998 or 1999 or nine month period ended September 30, 2000.



13.      COMMITMENTS AND CONTINGENCIES:
         -----------------------------

         Leases
         ------

         The Company's headquarters is located on property owned by the Company's CEO. The Company paid rent of $11,000 for each of the years ended December 31, 1998 and 1999 and $8,250 and $17,000 during the nine months ended September 30, 1999 and 2000 for use of this space.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


         In June 2000, the Company entered into a three year lease agreement with the Company's CEO for the Company's headquarters. The lease agreements allowed the Company to remain in the current location with monthly rental payments equal to 6% below the current market value and a 30 day lease termination clause.


         Employment Contracts
         --------------------

         In September 2000, the Company executed employment agreements with both the President/CEO and CFO. The contracts are effective retroactively to January 1, 2000 for a period of three years with an annual salary of $100,000 for each officer. The contracts extend on an annual basis and may be cancelled by either party with 3 months written notice. A nine month salary severance package is included in the contracts should the officers be terminated.


         Litigation and other claims
         ---------------------------

         In September 2000, the Company reached a settlement in two lawsuits with former officers and directors seeking payment of $32,000 due for advances made on behalf of the Company. The Company had filed a cross-complaint claiming the advances were capital contributions and is seeking to recover 4,500,000 shares of its common stock held by the plaintiff, and to be reimbursed for legal fees arising from this action. The settlement with the former officers and directors provides for the Company to receive 5,500,000 common shares back from the two former officers for cancellation. In addition, the Company disaggregated three of its eight LMDS licenses and assign one-half of three licenses, with a total net book value of $125,857 (net of accumulated amortization), to an entity to be designated by the former officers. Due to the related party nature of the transaction, the Company recorded the settlement based on its historical cost because recording the transaction at the fair market value of the shares would have resulted in a material gain between related parties.


         The Company is a defendant in a lawsuit brought by a creditor of Mid-Cal Express Inc., a wholly-owned subsidiary of the Company, seeking payment of approximately $70,000 owed to it by Mid-Cal. In the opinion of counsel representing the Company in this matter, the Company is not liable for any of the causes of action set forth in the complaint.

                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



14.      SEGMENT REPORTING:
         ------------------

         The Company has identified its segments based upon its geographic operations. These segments are represented by each of the Company's individual legal entities: Prime Companies, Inc.(Prime), Prepaid Tel.com Inc.(Prepaid), Nacc-Tel Corp.(Nacc-Tel), and LMDS Communications, Inc.(LMDS). Segment operations are measured consistent with accounting policies used in these consolidated financial statements. Segment information is as follows:




                                                                 December 31, 1998
                                                                 -----------------


                                                                                                All
                                      Prime         Prepaid       Nacc-Tel        LMDS        Others     Elimination        Totals
                                      -----         -------       ---------       ----        ------     -----------        ------

      Revenues                    $     -        $     -        $    209,823   $     -      $     -      $     -        $   209,823
                                  ============   ============   ============   ===========  ===========  ============   ============

      Intersegment
         Revenues                 $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                  ============   ============   ============   ===========  ===========  ============   ============

      Interest Income             $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                  ============   ============   ============   ===========  ===========  ============   ============

      Interest Expense            $     -        $     -        $     14,796   $     -      $     -      $     -        $    14,796
                                  ============   ============   ============   ===========  ===========  ============   ============

      Depreciation
         /Amortization            $     -        $     -        $     11,526   $     -      $     -      $     -        $    11,526
                                  ============   ============   ============   ===========  ===========  ============   ============

      Income Tax Expense          $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                  ============   ============   ============   ===========  ===========  ============   ============

      Net Income (Loss)           $     -        $     -        $    (69,141)  $     -      $     -      $     -        $   (69,141)
                                  ============   ============   ============   ===========  ===========  ============   ============

      Segment Assets              $     -        $     -        $     93,532   $     -      $     -      $     -        $    93,532
                                  ============   ============   ============   ===========  ===========  ============   ============

      Expenditures for Segment
         Assets                   $     -        $     -        $    102,208   $     -      $     -      $     -        $   102,208
                                  ============   ============   ============   ===========  ===========  ============   ============


                           PRIME COMPANIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Information Subsequent to December 31, 1999 is unaudited)




                                                                 December 31, 1999
                                                                 -----------------


                                                                                                                             All
                                     Prime        Prepaid       Nacc-Tel        LMDS         Others     Elimination        Totals
                                     -----        -------       ---------       ----         ------     -----------        ------


     Revenues                    $     -        $        537  $    441,126   $     -      $     -       $     -        $    441,663
                                 ============   ============  ============   ===========  ============  ============   ============

     Intersegment
        Revenues                 $     -        $     -       $     -        $     -      $     -       $     -        $     -
                                 ============   ============  ============   ===========  ============  ============   =============

     Interest Income             $     -        $     -       $     -        $     -      $     -       $     -        $     -
                                 ============   ============  ============   ===========  ============  ============   =============

     Interest Expense            $    162,257   $     -       $     36,832   $     -      $     -       $     -        $    199,089
                                 ============   ============  ============   ===========  ============  ============   ============

     Depreciation
        /Amortization            $     30,774   $     -       $     18,732   $     -      $     -       $     -        $     49,506
                                 ============   ============  ============   ===========  ============  ============   ============

     Income Tax Expense          $      5,300   $     -       $     -        $     -      $     -       $     -        $      5,300
                                 ============   ============  ============   ===========  ============  ============   ============

     Net Loss                    $   (737,461)  $     (2,526) $   (213,957)  $     -      $     -       $     -        $   (953,944)
                                 ============   ============  ============   ===========  ============  ============   ============

     Segment Assets              $  5,266,138   $     (2,526) $    (49,796)  $     -      $    210,354  $(3,762,741)   $  1,661,429
                                 ============   ============  ============   ===========  ============  ===========    ============

     Expenditures for Segment
        Assets                   $    652,458   $     -       $     14,744   $     -      $     -       $     -        $    667,202
                                 ============   ============  ============   ===========  ============  ============   ============


                           PRIME COMPANIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Information Subsequent to December 31, 1999 is unaudited)




                                                                September 30, 1999
                                                                ------------------



                                                                                                                            All
                                    Prime         Prepaid       Nacc-Tel        LMDS        Others     Elimination        Totals
                                    -----         -------       ---------       ----        ------     -----------        ------



      Revenues                  $     -        $     -        $    199,860   $     -      $     -      $     -        $    199,860
                                ============   ============   ============   ===========  ===========  ============   ============

      Intersegment
         Revenues               $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                ============   ============   ============   ===========  ===========  ============   ============

      Interest Income           $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                ============   ============   ============   ===========  ===========  ============   ============

      Interest Expense          $     15,750   $     -        $     16,108   $     -      $     -      $     -        $     31,858
                                ============   ============   ============   ===========  ===========  ============   ============

      Depreciation
         /Amortization          $      1,354   $     -        $      9,868   $     -      $     -      $     -        $     11,222
                                ============   ============   ============   ===========  ===========  ============   ============

      Income Tax Expense        $     -        $     -        $     -        $     -      $     -      $     -        $     -
                                ============   ============   ============   ===========  ===========  ============   ============

      Net Loss                  $    (51,320)  $     -        $    (51,763)  $     -      $     -      $     -        $   (103,083)
                                ============   ============   ============   ===========  ===========  ============   ============

      Segment Assets            $  4,058,739   $     -        $    405,814   $     -      $     -      $     -        $  4,464,553
                                ============   ============   ============   ===========  ===========  ============   ============

      Expenditures for Segment
         Assets                 $     -        $     -        $     17,324   $     -      $     -      $     -        $     17,324
                                ============   ============   ============   ===========  ===========  ============   ============





                     PRIME COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)




                                                                September 30, 2000
                                                                ------------------


                                                                                                                              All
                                       Prime        Prepaid       Nacc-Tel        LMDS         Others      Elimination     Totals
                                       -----        -------       ---------       ----         ------      -----------     ------



Revenues                           $     -        $    12,028  $    361,135   $     400   $     -        $     -      $     373,563
                                   ============   ===========  ============   =========   ============   ===========  =============

Intersegment
   Revenues                        $     -        $    -       $     -        $    -      $     -        $     -      $     -
                                   ============   ===========  ============   ==========  ============   ===========  =============

Interest Income                    $     33,395   $     2,742  $      1,458   $        1  $         14   $     -      $     37,610
                                   ============   ===========  ============   ==========  ============   ===========  =============

Interest Expense                   $     73,091   $    -       $     -        $    -      $     -        $     -      $     73,091
                                   ============   ===========  ============   ==========  ============   ===========  =============

Depreciation
   /Amortization                   $     53,932   $    -       $     19,075   $    -      $     -        $     -      $     73,007
                                   ============   ===========  ============   ==========  ============   ===========  =============

Loss on Securities Available For
   Sales                           $  1,156,000   $    -       $     -        $    -      $     -        $     -      $  1,156,000
                                   ============   ===========  ============   ==========  ============   ===========  ============

Income Tax Expense                 $     -        $    -       $     -        $    -      $     -        $     -      $     -
                                   ============   ===========  ============   ==========  ============   ===========  ============

Extraordinary Loss on
   Extinguishment of Debt          $ 1,852,595    $    -       $     -        $    -      $     -        $     -      $  1,852,595
                                   ===========    ===========  ============   ==========  ============   ===========  ============

Net Income (Loss)                  $(3,191,728)   $    (3,658) $    158,257   $      396  $(1,163,464)   $     -      $ (4,200,197)
                                   ===========    ============ ============   ==========  ============   ===========  =============

Other Significant Non-Cash Items:

Conversion of Notes Payable &
   Accrued Interest                $  1,669,466   $    -       $     -        $    -      $     -        $     -      $  1,669,466
                                   ============   ===========  ============   ==========  ============   ===========  =============

Return of Common Stock per
   Settlement Agreement            $    125,857   $    -       $     -        $    -      $     -        $     -      $    125,857
                                   ============   ===========  ============   ==========  ============   ===========  =============


Segment Assets                     $  6,129,278   $   119,626  $    294,438   $    7,437  $    158,266   $(4,828,822) $  1,880,223
                                   ============   ===========  ============   ==========  ============   ===========  ============

Expenditures for Segment Assets
                                   $    200,300   $    -       $      2,740   $    -      $     -        $     -      $    203,040
                                   ============   ===========  ============   ==========  ============   ===========  =============



                           PRIME COMPANIES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Information Subsequent to December 31, 1999 is unaudited)



15.      SUBSEQUENT EVENTS:
         ------------------

         On October 3, 2000, the Company entered into an Investment Agreement with an institutional investor, providing the Company with a $30 million put on its common stock over a 36-month period beginning on the date a registration statement to be filed with the Securities and Exchange Commission is declared effective by the SEC. The terms of the Agreement limit the number of shares the Company may sell each month to the lesser of 1.5 million shares, $2,000,000, or 15% of the volume of its shares traded during the month.


         In addition, the Company granted the investor a warrant to purchase 1,521,000 shares of common stock with an exercise price equal to $0.531. The warrants vest in three stages depending on the completion and execution of the agreement. None of the warrants were exercisable at September 30, 2000 and all expire in 2005.

         On October 27, 2000 the Company entered into a binding Letter of Intent to acquire New Wave Networks LLC (NWN"). NWN's sole assets are five LMDS licenses in Missouri. A definitive Agreement was signed on December 29, 2000, and the transaction is to close no later than April 20, 2001. The consideration for the purchase is 1,500,000 shares of the Company's common stock currently being registered with the SEC on a form SB-2 and $600,000 in cash. The transaction is contingent upon a the Company having access to funds from the Investment Agreement as described in the second proceeding paragraph and the completion of required audits of the financial statements of NWN.

         On December 20, 2000, the Board of Directors approved the leasing of $275,000 of equipment to be used in the development of the LMDS segment. The lease is for 63 months and has an annual interest rate of approximately 34%. On December 31, 2000, the Company had not entered into a definitive lease and the leasing commitment expired. The leasing Company has indicated that they will not renew the lease commitment to the Company.